1933 ACT FILE NO.: 333-197459
                                                   1940 ACT FILE NO.:  811-22719
                                                               CIK NO.:  1613156

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                 AMENDMENT NO. 2
                                       TO
                                    FORM S-6

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

A.  Exact name of trust:       TSC UITS 7

B.  Name of depositor:         TSC DISTRIBUTORS, LLC

C.  Complete address of depositor's principal executive offices:

                            10 High Street, Suite 701
                                Boston, MA 02110

D.  Name and complete address of agent for service:

                                                 WITH A COPY TO:

           TINA K. SINGH                        SCOTT R. ANDERSON
     88 Pine Street, Suite 2430              Chapman and Cutler LLP
         New York, NY 10005                  111 West Monroe Street
                                          Chicago, Illinois  60603-4080

E. Title of securities being registered: Units of undivided beneficial interest in the trust

F.  Approximate date of proposed public offering:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT


[X] Check box if it is proposed that this filing will become effective on September 15, 2014 at 2:00 p.m. pursuant to Rule 487.

-------------------------------------------------------------------------------

TSC HERZFELD ENHANCED DIVIDEND INCOME CLOSED-END
PORTFOLIO, 3Q 2014
--------------------------------------------------

TSC HERZFELD MUNICIPAL INCOME CLOSED-END
PORTFOLIO, 3Q 2014
--------------------------------------------------

(UNIT INVESTMENT TRUSTS INCLUDED IN TSC UITS 7)










                                                                     PROSPECTUS

                                                             SEPTEMBER 15, 2014











As with any investment, the Securities and                    [LOGO]
Exchange Commission has not approved or
disapproved of these securities or passed                      TSC
upon the adequacy or accuracy of this
prospectus.  Any contrary representation              UNIT INVESTMENT TRUSTS
is a criminal offense.

--------------------------------------------------------------------------------
       TSC HERZFELD ENHANCED DIVIDEND INCOME CLOSED-END PORTFOLIO, 3Q 2014
--------------------------------------------------------------------------------

INVESTMENT OBJECTIVE
-------------------------------------------------------------------------------

  The trust seeks to provide income and capital appreciation potential.

PRINCIPAL INVESTMENT STRATEGY
-------------------------------------------------------------------------------

  The trust seeks to achieve its objective by investing in a portfolio primarily consisting of common stock of closed-end investment companies (known as "closed-end funds") selected by the trust's portfolio consultant, Thomas J. Herzfeld Advisors, Inc. ("Herzfeld"). The closed-end funds selected for inclusion in the trust's portfolio may invest in a variety of income-producing securities issued by various types of foreign and/or U.S. issuers and may include equity securities, preferred securities, corporate bonds, government bonds, corporate loans and convertible securities among others. Herzfeld sought to select closed-end funds that employ various strategies intended to enhance dividend income paid to shareholders. These strategies may, among other things, use leverage and derivatives to achieve their objectives.

  In selecting these closed-end funds for the trust's portfolio, Herzfeld used a variety of quantitative, qualitative and technical analyses taking into consideration the following factors, among others (with respect to both the closed-end funds and their portfolios): market capitalization, trading liquidity, distribution rates, distribution policies, levels of undistributed net investment income, premium/discounts of the closed-end fund share prices to net asset value against current valuation levels (premium/discount) for the industry, category and historical valuation levels for individual closed-end funds, potential for discount narrowing, diversification of fund management companies within the trust portfolio and uses and levels of leverage and derivatives.

  Approximately 50.77% of the trust portfolio consists of funds classified as "non-diversified" under the Investment Company Act of 1940. These funds have the ability to invest more than 5% of their assets in securities of a single issuer which could reduce diversification. Under normal circumstances, the trust will invest at least 80% of its assets in closed-end investment companies with the potential to provide enhanced dividend income to shareholders.

PRINCIPAL RISKS
-------------------------------------------------------------------------------

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     * SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

     * AN ISSUER OF SECURITIES IN THE CLOSED-END FUNDS' PORTFOLIOS MAY BE UNWILLING OR UNABLE TO DECLARE AND/OR MAKE DIVIDEND AND/OR PRINCIPAL PAYMENTS IN THE FUTURE. This may reduce the level of income received by the closed-end funds and the dividends the trust receives from the closed-end funds, which would reduce your income and cause the value of your units to fall.

     * THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF SHARES OF THE CLOSED-END FUNDS AND YOUR UNITS. This may occur at any point in time, including during the initial offering period.

     * THE TRUST INVESTS IN SHARES OF CLOSED-END FUNDS. You should understand the section titled "Closed-End Funds" before you invest. In particular, shares of these funds tend to trade at a discount from their net asset value and are subject to risks related to factors such as the manager's ability to achieve a fund's objective, market conditions affecting a fund's investments and use of leverage. The trust and the underlying funds have management and operating expenses. You will bear not only your share of the trust's expenses, but also the expenses of the underlying funds.
        By investing in other funds, the trust incurs greater expenses than you would incur if you invested directly in the funds.

     * SECURITIES OF FOREIGN COMPANIES HELD BY THE CLOSED-END FUNDS HELD BY THE TRUST PRESENT RISKS BEYOND THOSE OF U.S. ISSUERS. These risks may include market and political factors related to the company's foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.

     * WE<F1>* DO NOT ACTIVELY MANAGE THE PORTFOLIO. While the closed-end funds in the trust have managed portfolios, except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.








-------------------------
<F1>*  "TSC," "we" and related terms mean TSC Distributors, LLC, the trust sponsor, unless the context clearly suggests otherwise.

WHO SHOULD INVEST
-------------------------------------------------------------------------------

  You should consider this investment if you want:

     * to own a defined portfolio of shares of closed-end funds pursuing income-oriented strategies.

     * to pursue a long-term investment strategy that includes investment in subsequent portfolios, if available.

     *  the potential to receive income and capital appreciation.

  You should not consider this investment if you:

     * are uncomfortable with the risks of an unmanaged investment in closed-end funds.

     *  are uncomfortable with the trust's strategy.

     *  seek capital preservation.

ESSENTIAL INFORMATION
-------------------------------------------------------------------------------

               UNIT PRICE AT INCEPTION                   $10.0000

               INCEPTION DATE                  September 15, 2014
               TERMINATION DATE                September 14, 2016

               ESTIMATED NET ANNUAL
               DISTRIBUTIONS
                 First Year*                    $0.63339 per unit
                 Second Year*                   $0.62441 per unit

               DISTRIBUTION DATES          25th day of each month
               RECORD DATES                10th day of each month

               CUSIP NUMBERS
               Standard Accounts
                 Cash distributions                     87285T109
                 Reinvest distributions                 87285T117
               Fee Based Accounts
                 Cash distributions                     87285T125
                 Reinvest distributions                 87285T133

               TICKER SYMBOL                               TSHECX

               MINIMUM INVESTMENT                $1,000/100 units

-------------------------------------------------------------------------------

               * As of September 12, 2014 and may vary thereafter.

FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                                AS A %         AMOUNT PER
        SALES FEE                        OF $1,000 INVESTED    100 UNITS
        -----------------------------------------------------------------
        Initial sales fee*                      1.00%           $10.00
        Deferred sales fee*                     2.45             24.50
        Creation & development fee*             0.50              5.00
                                              --------         --------
        Maximum sales fee                       3.95%           $39.50
                                              ========         ========

        ORGANIZATION COSTS                      0.60%            $6.00
                                              ========         ========

        ANNUAL                                  AS A %         AMOUNT PER
        OPERATING EXPENSES                  OF NET ASSETS      100 UNITS
        -----------------------------------------------------------------

        Trustee fee & expenses                 0.105%            $1.05
        Portfolio Supervisory,
          and administration fees              0.100              1.00
        Closed-end fund expenses               1.553             15.53
                                              --------         --------
        Total                                  1.758%           $17.58
                                              ========         ========

  * The initial sales fee is the difference between the total sales fee (maximum of 3.95% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.245 per unit and is paid in three monthly installments beginning on January 15, 2015. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately 4 months). The sponsor receives the creation and development fee from your trust for creating and developing the trust, including determining the trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The trust will indirectly bear the management and operating expenses of the underlying closed-end funds. While the trust will not pay these expenses directly out of its assets, these expenses are shown in the trust's annual operating expenses above to illustrate the impact of these expenses.

                                     EXAMPLE
                                     -------

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

                       1 year                      $631
                       2 years (life of trust)     $804

----------------------------------------------------------------------------------------------------------------------------------
TSC HERZFELD ENHANCED DIVIDEND INCOME CLOSED-END PORTFOLIO, 3Q 2014
(TSC UITS 7)
PORTFOLIO
AS OF THE TRUST INCEPTION DATE, SEPTEMBER 15, 2014
----------------------------------------------------------------------------------------------------------------------------------

  NUMBER                                                                          PERCENTAGE OF       MARKET          COST OF
    OF       TICKER                                                                 AGGREGATE        VALUE PER     SECURITIES TO
  SHARES     SYMBOL     ISSUER(1)                                                 OFFERING PRICE     SHARE(1)         TRUST(2)
----------------------------------------------------------------------------------------------------------------------------------

REGISTERED INVESTMENT COMPANIES--100.00%

     CLOSED-END FUNDS: 100.00%

    376      ADX        The Adams Express Company                                     4.39%           $14.03           $5,275
    399      BTZ        BlackRock Credit Allocation Income Trust                      4.39             13.23            5,279
    102      BME        BlackRock Health Sciences Trust                               3.20             37.70            3,846
    408      BNA        BlackRock Income Opportunity Trust, Inc.                      3.49             10.28            4,194
    339      BGB        Blackstone/GSO Strategic Credit Fund                          4.80             17.02            5,770
    257      CTR        ClearBridge Energy MLP Total Return Fund Inc.                 4.94             23.09            5,931
    406      RQI        Cohen & Steers Quality Income Realty Fund, Inc.               3.71             10.99            4,462
    479      RFI        Cohen & Steers Total Return Realty Fund, Inc.                 4.91             12.31            5,897
    274      DSL        DoubleLine Income Solutions Fund                              4.94             21.65            5,932
    523      FAV        First Trust Dividend and Income Fund                          3.99              9.18            4,801
    292      FSD        First Trust High Income Long/Short Fund                       4.19             17.26            5,040
    131      FPL        First Trust New Opportunities MLP & Energy Fund               1.99             18.21            2,386
    356      GRX        The Gabelli Healthcare & WellnessRx Trust                     3.00             10.11            3,599
    169      BTO        John Hancock Financial Opportunities Fund                     3.19             22.71            3,838
    270      JHS        John Hancock Income Securities Trust                          3.20             14.25            3,848
    419      PDT        John Hancock Premium Dividend Fund                            4.59             13.16            5,514
    211      HTD        John Hancock Tax-Advantaged Dividend Income Fund              3.61             20.56            4,338
    686      USA        Liberty All-Star Equity Fund                                  3.40              5.96            4,089
    468      RIT        LMP Real Estate Income Fund Inc.                              4.42             11.34            5,307
    309      JMLP       Nuveen All Cap Energy MLP Opportunities Fund                  4.90             19.07            5,893
    456      JQC        Nuveen Credit Strategies Income Fund                          3.39              8.94            4,077
    336      JPG        Nuveen Equity Premium and Growth Fund                         3.99             14.27            4,795
    261      PCI        PIMCO Dynamic Credit Income Fund                              4.95             22.80            5,951
    205      NDP        Tortoise Energy Independence Fund, Inc.                       4.40             25.79            5,287
    101      TYG        Tortoise Energy Infrastructure Corp.                          4.02             47.81            4,829

                                                                                   ---------                        ----------
                                                                                    100.00%                          $120,178
                                                                                   =========                        ==========


Notes to Portfolio

(1) Securities are represented by contracts to purchase securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. In accordance with Accounting Standards Codification 820, "Fair Value Measurements," the trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities. The securities are listed by Global Industry Classification Standard industry sector.

(2) The cost of the securities to the sponsor and the sponsor's profit (or loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $120,237 and ($59), respectively.

--------------------------------------------------------------------------------
           TSC HERZFELD MUNICIPAL INCOME CLOSED-END PORTFOLIO, 3Q 2014
--------------------------------------------------------------------------------

INVESTMENT OBJECTIVE
-------------------------------------------------------------------------------

  The trust seeks to provide interest income exempt from federal income taxes.

PRINCIPAL INVESTMENT STRATEGY
-------------------------------------------------------------------------------

  The trust seeks to achieve its objective by investing in a portfolio primarily consisting of common stock of closed-end investment companies (known as "closed-end funds") selected by the trust's portfolio consultant, Thomas J. Herzfeld Advisors, Inc. ("Herzfeld") that invest primarily in municipal bonds.

  In selecting these closed-end funds for the trust's portfolio, Herzfeld used a variety of quantitative, qualitative and technical analyses taking into consideration the following factors, among others (with respect to both the closed-end funds and their portfolios): market capitalization, trading liquidity, distribution rates, distribution policies, levels of undistributed net investment income, premium/discounts of the closed-end fund share prices to net asset value against current valuation levels (premium/discount) for the industry, category and historical valuation levels for individual closed-end funds, potential for discount narrowing, diversification of fund management companies within the trust portfolio and uses and levels of leverage and derivatives.

  Approximately 30.29% of the trust portfolio consists of funds classified as "non-diversified" under the Investment Company Act of 1940. These funds have the ability to invest more than 5% of their assets in securities of a single issuer which could reduce diversification. Under normal circumstances, the trust will invest at least 80% of its assets in closed-end investment companies having policies to invest at least 80% of their assets in municipal bonds.

PRINCIPAL RISKS
-------------------------------------------------------------------------------

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     * SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

     * THE VALUE OF THE SECURITIES IN THE CLOSED-END FUNDS WILL GENERALLY FALL IF INTEREST RATES, IN GENERAL, RISE. No one can predict whether interest rates will rise or fall in the future.

     * AN ISSUER OF SECURITIES IN THE CLOSED-END FUNDS' PORTFOLIO MAY BE UNABLE TO MAKE INTEREST AND/OR PRINCIPAL PAYMENTS IN THE FUTURE. This may reduce the level of dividends a closed-end fund pays and the value of closed-end fund shares and reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall.

     * THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF THE CLOSED-END FUND SHARES AND YOUR UNITS. This may occur at any point in time, including during the initial offering period.

     * THE TRUST INVESTS IN SHARES OF CLOSED-END FUNDS. You should understand the section titled "Closed-End Funds" before you invest. In particular, shares of these funds tend to trade at a discount from their net asset value and are subject to risks related to factors such as the manager's ability to achieve a fund's objective, market conditions affecting a fund's investments and use of leverage. The trust and the underlying funds have management and operating expenses. You will bear not only your share of the trust's expenses, but also the expenses of the underlying funds.
        By investing in other funds, the trust incurs greater expenses than you would incur if you invested directly in the funds.

     * THE CLOSED-END FUNDS INVEST IN MUNICIPAL BONDS. Municipal bonds are debt obligations issued by state and local governments or by their political subdivisions or authorities. States, local governments and municipalities issue municipal bonds to raise money for various public purposes such as building public facilities, refinancing outstanding obligations and financing general operating expenses. These bonds include general obligation bonds, which are backed by the full faith and credit of the issuer and may be repaid from any revenue source, and revenue bonds, which may be repaid only from the revenue of a specific facility or source.
        Investments in municipal bonds are subject to the risk of default by their issuer particularly in light of recent budget issues for certain governmental entities, current and recent economic conditions, outstanding pension liabilities and the bankruptcies of certain municipalities.

     * WE<F1>* DO NOT ACTIVELY MANAGE THE PORTFOLIO. While the closed-end funds in the trust have managed portfolios, except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.











<F1>*  "TSC," "we" and related terms mean TSC Distributors, LLC, the trust sponsor, unless the context clearly suggests otherwise.

WHO SHOULD INVEST
-------------------------------------------------------------------------------

  You should consider this investment if you want:

     * to own a defined portfolio of securities representing interests in managed funds that invest in municipal bonds.

     *  the potential to receive income exempt from federal income taxes.

  You should not consider this investment if you:

     * are uncomfortable with the risks of an unmanaged investment in closed-end funds that invest in municipal bonds.

     *  are uncomfortable with the trust's strategy.

     * seek capital preservation or capital appreciation as a primary objective.


ESSENTIAL INFORMATION
-------------------------------------------------------------------------------

               UNIT PRICE AT INCEPTION                   $10.0000

               INCEPTION DATE                  September 15, 2014
               TERMINATION DATE                September 14, 2016

               ESTIMATED NET ANNUAL
               DISTRIBUTIONS
                 First Year*                    $0.57743 per unit
                 Second Year*                   $0.56924 per unit

               DISTRIBUTION DATES          25th day of each month
               RECORD DATES                10th day of each month

               CUSIP NUMBERS
               Standard Accounts
                 Cash distributions                     87285T141
                 Reinvest distributions                 87285T158
               Fee Based Accounts
                 Cash distributions                     87285T166
                 Reinvest distributions                 87285T174

               TICKER SYMBOL                               TSHMCX

               MINIMUM INVESTMENT                $1,000/100 units

-------------------------------------------------------------------------------

               * As of September 12, 2014 and may vary thereafter.

FEES AND EXPENSES
-------------------------------------------------------------------------------

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                                AS A %         AMOUNT PER
        SALES FEE                        OF $1,000 INVESTED    100 UNITS
        -----------------------------------------------------------------
        Initial sales fee*                      1.00%           $10.00
        Deferred sales fee*                     2.45             24.50
        Creation & development fee*             0.50              5.00
                                              --------         --------
        Maximum sales fee                       3.95%           $39.50
                                              ========         ========

        ORGANIZATION COSTS                      0.60%            $6.00
                                              ========         ========

        ANNUAL                                  AS A %         AMOUNT PER
        OPERATING EXPENSES                  OF NET ASSETS      100 UNITS
        -----------------------------------------------------------------

        Trustee fee & expenses                 0.105%            $1.05
        Portfolio Supervisory,
          and administration fees              0.100              1.00
        Closed-end fund expenses               1.427             14.27
                                              --------         --------
        Total                                  1.632%           $16.32
                                              ========         ========

  * The initial sales fee is the difference between the total sales fee (maximum of 3.95% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.245 per unit and is paid in three monthly installments beginning on January 15, 2015. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately 4 months). The sponsor receives the creation and development fee from your trust for creating and developing the trust, including determining the trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The trust will indirectly bear the management and operating expenses of the underlying closed-end funds. While the trust will not pay these expenses directly out of its assets, these expenses are shown in the trust's annual operating expenses above to illustrate the impact of these expenses.

                                     EXAMPLE
                                     -------

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

                       1 year                      $618
                       2 years (life of trust)     $779

----------------------------------------------------------------------------------------------------------------------------------
TSC HERZFELD MUNICIPAL INCOME CLOSED-END PORTFOLIO, 3Q 2014
(TSC UITS 7)
PORTFOLIO
AS OF THE TRUST INCEPTION DATE, SEPTEMBER 15, 2014
----------------------------------------------------------------------------------------------------------------------------------

  NUMBER                                                                          PERCENTAGE OF       MARKET          COST OF
    OF       TICKER                                                                 AGGREGATE        VALUE PER     SECURITIES TO
  SHARES     SYMBOL     ISSUER(1)                                                 OFFERING PRICE     SHARE(1)         TRUST(2)
----------------------------------------------------------------------------------------------------------------------------------

REGISTERED INVESTMENT COMPANIES--100.00%

     CLOSED-END FUNDS: 100.00%

    166      XAA        American Municipal Income Portfolio                           2.00%           $14.46           $2,400
    290      BFZ        BlackRock California Municipal Income Trust                   3.50             14.48            4,199
    133      BBF        BlackRock Municipal Income Investment Trust                   1.50             13.54            1,801
    305      BYM        BlackRock Municipal Income Quality Trust                      3.49             13.73            4,188
    299      BTT        BlackRock Municipal Target Term Trust                         4.90             19.66            5,878
    306      MFL        BlackRock MuniHoldings Investment Quality Fund                3.50             13.73            4,202
    135      MFT        BlackRock MuniYield Investment Quality Fund, Inc.             1.50             13.34            1,801
    378      MQT        BlackRock MuniYield Quality Fund II, Inc.                     4.00             12.69            4,797
    229      BSD        BlackRock Strategic Municipal Trust                           2.50             13.07            2,993
    356      DMB        Dreyfus Municipal Bond Infrastructure Fund, Inc.              3.50             11.79            4,197
    431      VKI        Invesco Advantage Municipal Income Trust II                   4.00             11.13            4,797
    628      OIA        Invesco Municipal Income Opportunities Trust                  3.51              6.70            4,208
    397      IQI        Invesco Quality Municipal Income Trust                        3.99             12.07            4,792
    327      VGM        Invesco Trust for Investment Grade Municipals                 3.50             12.85            4,202
    401      VTN        Invesco Trust for Investment Grade New York Municipals        4.50             13.47            5,401
    240      MMD        MainStay DefinedTerm Municipal Opportunities Fund             3.50             17.50            4,200
    132      MZF        The Managed Duration Investment Grade Municipal Fund          1.50             13.61            1,797
    998      CXE        MFS High Income Municipal Trust                               4.01              4.82            4,810
    327      CXH        MFS Investment Grade Municipal Trust                          2.50              9.16            2,995
    650      MFM        MFS Municipal Income Trust                                    3.50              6.46            4,199
    293      NID        Nuveen Intermediate Duration Municipal Term Fund              3.00             12.28            3,598
    289      NQJ        Nuveen New Jersey Investment Quality Municipal Fund, Inc.     3.21             13.30            3,844
    302      NNP        Nuveen New York Performance Plus Municipal Fund, Inc.         3.50             13.91            4,201
    293      NPP        Nuveen Performance Plus Municipal Fund, Inc.                  3.50             14.34            4,202
    333      NPT        Nuveen Premium Income Municipal Fund 4, Inc.                  3.50             12.61            4,199
    315      NPI        Nuveen Premium Income Municipal Fund, Inc.                    3.50             13.35            4,205
    324      NQI        Nuveen Quality Municipal Fund, Inc.                           3.50             12.97            4,202
    599      PMM        Putnam Managed Municipal Income Trust                         3.50              7.01            4,199
    310      PMO        Putnam Municipal Opportunities Trust                          3.00             11.62            3,602
    456      MMU        Western Asset Managed Municipals Fund Inc.                    4.89             12.88            5,873

                                                                                   ---------                        ----------
                                                                                    100.00%                          $119,982
                                                                                   =========                        ==========



Notes to Portfolio

(1) Securities are represented by contracts to purchase securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. In accordance with Accounting Standards Codification 820, "Fair Value Measurements," the trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities. The securities are listed by Thomson Reuters Business Classification economic sector.

(2) The cost of the securities to the sponsor and the sponsor's profit (or loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $120,109 and ($127), respectively.

--------------------------------------------------------------------------------
                                    THE TRUST
--------------------------------------------------------------------------------

HOW TO BUY UNITS
-------------------------------------------------------------------------------

  You can buy units of a trust on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at WWW.TSCUIT.COM. The public offering price of units includes:

     *  the net asset value per unit, plus

     *  organization costs, plus

     *  the sales fee.

  The "net asset value per unit" is the value of the securities, cash and other assets in a trust reduced by the liabilities of the trust divided by the total units outstanding. We often refer to the public offering price of units as the "offer price" or "purchase price." The offer price will be effective for all orders received prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time). If we receive your order prior to the close of regular trading on the New York Stock Exchange or authorized financial professionals receive your order prior to that time, then you will receive the price computed on the date of receipt. If we receive your order after the close of regular trading on the New York Stock Exchange or if authorized financial professionals receive your order after that time, then you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date. It is the responsibility of the authorized financial professional to transmit the orders that they receive to us in a timely manner. Certain broker-dealers may charge a transaction or other fee for processing unit purchase orders. Units of each trust are available for purchase through financial professionals, including the sponsor, and are not available for purchase directly from the trusts.

  VALUE OF THE SECURITIES. The evaluator, Radiance Asset Management, LLC, our affiliate, determines the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. The evaluator generally determines the value of securities using the last sale price for securities traded on a national securities exchange. In some cases the evaluator will price a security based on its fair value after considering appropriate factors relevant to the value of the security. The evaluator will only do this if a security is not principally traded on a national securities exchange or if the market quotes are unavailable or inappropriate.

  The evaluator determined the initial prices of the securities shown under "Portfolio" for the applicable trust in this prospectus as described above at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units the unit price will be computed as of the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

  ORGANIZATION COSTS. During the initial offering period, part of the public offering price of the units represents an amount that will pay the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the portfolio consultant security selection fee and the initial fees and expenses of the trustee and the initial audit. Your trust will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your units will decline when your trust pays these costs.

  TRANSACTIONAL SALES FEE. You pay a fee in connection with purchasing units. We refer to this fee as the "transactional sales fee." The transactional sales fee has both an initial and a deferred component and equals 3.45% of the public offering price per unit based on a $10 public offering price per unit. This percentage amount of the transactional sales fee is based on the unit price on a trust's inception date. The transactional sales fee equals the difference between the total sales fee and the creation and development fee. As a result, the percentage and dollar amount of the transactional sales fee will vary as the public offering price per unit varies. The transactional sales fee does not include the creation and development fee which is described under "Expenses."

  The maximum sales fee equals 3.95% of the public offering price per unit at the time of purchase. You pay the initial sales fee at the time you buy units. The initial sales fee is the difference between the total sales fee percentage (maximum of 3.95% of the public offering price per unit) and the sum of the remaining fixed dollar deferred sales fee and the total fixed dollar creation and development fee. The initial sales fee will be approximately 1.00% of the public offering price per unit depending on the public offering price per unit. The deferred sales fee is fixed at $0.245 per unit. Your trust pays the deferred sales fee in equal monthly installments as described under "Fees and Expenses". If you redeem or sell your units prior to collection of the total deferred sales fee, you will pay any remaining deferred sales fee upon redemption or sale of your units.

  Since the deferred sales fee and creation and development fee are fixed dollar amounts per unit, your trust must charge these amounts per unit regardless of any decrease in net asset value. However, if the public offering price per unit falls to the extent that the maximum sales fee percentage results in a dollar amount that is less than the combined fixed dollar amounts of the deferred sales fee and creation and development fee, your initial sales fee will be a credit equal to the amount by which these fixed dollar fees exceed your sales fee at the time you buy units. In such a situation, the value of securities per unit would exceed the public offering price per unit by the amount of the initial sales fee credit and the value of those securities will fluctuate, which could result in a benefit or detriment to unitholders that purchase units at that price. The initial sales fee credit is paid by the sponsor and is not paid by your trust. The "Fees and Expenses" table shows the sales fee calculation at a $10 public offering price per unit and the following examples illustrate the sales fee at prices below and above $10. If the public offering price per unit fell to $5, the maximum sales fee would be $0.1975 (3.95% of the public offering price per unit), which consists of an initial sales fee of -$0.0475, a deferred sales fee of $0.245 and a creation and development fee of $0.05. If the public offering price per unit rose to $15, the maximum sales fee would be $0.5925 (3.95% of the public offering price per unit), consisting of an initial sales fee of $0.3475, a deferred sales fee of $0.245 and the creation and development fee of $0.05. The actual sales fee that may be paid by an investor may differ slightly from the sales fees shown herein due to rounding that occurs in the calculation of the public offering price and in the number of units purchased.

  REDUCING YOUR SALES FEE.   We offer a variety of ways for you to reduce the
fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Except as expressly provided herein, you may not combine discounts. Since the deferred sales fee and the creation and development fee are fixed dollar amounts per unit, your trust must charge these fees per unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales fee is less than the fixed dollar amounts of the deferred sales fee and the creation and development fee, we will credit you the difference between your total sales fee and these fixed dollar fees at the time you buy units.

  Large Purchases. You can reduce your sales fee by increasing the size of your investment:

                    TRANSACTION AMOUNT         SALES FEE
                  ----------------------------------------

                    Less than $50,000            3.95%
                    $50,000-$99,999              3.70
                    $100,000 - $249,999          3.45
                    $250,000 - $499,999          3.10
                    $500,000 - $999,999          2.95
                    $1,000,000 or more           2.45

  We apply these fees as a percent of the public offering price per unit at the time of purchase. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirements that only whole units be issued.

  You aggregate initial offering period unit orders submitted by the same person for units of any of the trusts we sponsor on any single day from any one broker-dealer to qualify for a purchase level. If you purchase initial offering period units that qualify for the fee account or rollover/exchange discount described below and also purchase additional initial offering period units on a single day from the same broker-dealer that do not qualify for the fee account or rollover/exchange discount, you aggregate all initial offering period units purchased for purposes of determining the applicable breakpoint level in the table above on the additional units, but such additional units will not qualify for the fee account or rollover/exchange discount described below. Secondary market unit purchases are not aggregated with initial offering period unit purchases for purposes of determining the applicable breakpoint level. You can also include these orders as your own for purposes of this aggregation:

     * orders submitted by your spouse or children (including step-children) under 21 years of age living in the same household and

     *  orders submitted by your trust estate or fiduciary accounts.

  The discounts described above apply only to initial offering period purchases.

  Fee Accounts. Investors may purchase units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge investor accounts ("Fee Accounts") periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with an investment account for which a comprehensive "wrap fee" charge ("Wrap Fee") is imposed. You should consult your financial advisor to determine whether you can benefit from these accounts. To purchase units in these Fee Accounts, your financial advisor must purchase units designated with one of the Fee Account CUSIP numbers, if available. Please contact your financial advisor for more information. If units of a trust are purchased for a Fee Account and the units are subject to a Wrap Fee in such Fee Account (i.e., the trust is "Wrap Fee Eligible") then investors may be eligible to purchase units of such trust in these Fee Accounts that are not subject to the transactional sales fee but will be subject to the creation and development fee that is retained by the sponsor. For example, this table illustrates the sales fee you will pay as a percentage of the initial $10 public offering price per unit (the percentage will vary with the unit price).

                    Initial sales fee                 0.00%
                    Deferred sales fee                0.00%
                                                     -------
                      Transactional sales fee         0.00%
                                                     =======
                    Creation and development fee      0.50%
                                                     -------
                      Total sales fee                 0.50%
                                                     =======

  This discount applies only during the initial offering period. Certain Fee Account investors may be assessed transaction or other fees on the purchase and/or redemption of units by their broker-dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to the trust.

  Employees. We waive the transactional sales fee for purchases made by officers, directors and employees (and immediate family members) of the sponsor and its affiliates. These purchases are not subject to the transactional sales fee but will be subject to the creation and development fee. We also waive a portion of the sales fee for purchases made by officers, directors and employees (and immediate family members) of selling firms. These purchases are made at the public offering price per unit less the applicable regular dealer concession. Immediate family members for the purposes of this section include your spouse, children (including step-children) under the age of 21 living in the same household, and parents (including step-parents). These discounts apply to initial offering period and secondary market purchases. All employee discounts are subject to the policies of the related selling firm, including but not limited to, householding policies or limitations. Only officers, directors and employees (and their immediate family members) of selling firms that allow such persons to participate in this employee discount program are eligible for the discount.

  Rollover/Exchange Option. We waive a portion of the sales fee on units of the trusts offered in this prospectus if you buy your units with redemption or termination proceeds from any unit investment trust (regardless of sponsor).
The discounted public offering price per unit for these transactions is equal to the regular public offering price per unit less 1.00%. However, if you invest redemption or termination proceeds of $500,000 or more in units of the trust, the maximum sales fee on your units will be limited to the maximum sales fee for the applicable amount invested in the table under "Large Purchases" above. To qualify for this discount, the termination or redemption proceeds used to purchase units of the trust offered in this prospectus must be derived from a transaction that occurred within 30 calendar days of your purchase of units of any trust offered in this prospectus. In addition, the discount will only be available for investors that utilize the same broker-dealer (or a different broker-dealer with appropriate notification) for both the unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the unit purchase. You may be required to provide appropriate documentation or other information to your broker-dealer to evidence your eligibility for this sales fee discount.

  Please note that if you purchase units of the trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales fee at redemption, you should be aware that any deferred sales fee remaining on these units will be deducted from those redemption proceeds. These discounts apply only to initial offering period purchases.

  Dividend Reinvestment Plan. We do not charge any sales fee when you reinvest distributions from your trust into additional units of a trust. This sales fee discount applies to initial offering period and secondary market purchases. Since the deferred sales fee and the creation and development fee are fixed dollar amounts per unit, your trust must charge these fees per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee or creation and development fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time.

  RETIREMENT ACCOUNTS. The portfolio may or may not be suitable for purchase in tax-advantaged retirement accounts. You should contact your financial professional about the accounts offered and any additional fees imposed.

HOW TO SELL YOUR UNITS
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  You can sell or redeem your units on any business day the New York Stock Exchange is open through your financial professional or the trustee of your trust. Unit prices are available daily on the internet at WWW.TSCUIT.COM or through your financial professional. The sale and redemption price of units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you sell or redeem units during the initial offering period. The sale and redemption price is sometimes referred to as the "liquidation price." You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction or other fee for processing unit redemption or sale requests.

  SELLING UNITS. We may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current net asset value, provided that you will not pay any remaining creation and development fee or organization costs if you sell units during the initial offering period. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current redemption price.

  REDEEMING UNITS. You may also redeem your units directly with the trustee, The Bank of New York Mellon, on any day the New York Stock Exchange is open. The redemption price that you will receive for units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you redeem units during the initial offering period. You will pay any remaining deferred sales fee at the time you redeem units. You will receive the net asset value for a particular day if the trustee receives your completed redemption request prior to the close of regular trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals prior to the close of regular trading on the New York Stock Exchange that are properly transmitted to the trustee by the time designated by the trustee, are priced based on the date of receipt. Redemption requests received by the trustee after the close of regular trading on the New York Stock Exchange, redemption requests received by authorized financial professionals after that time or redemption requests received by such persons that are not transmitted to the trustee until after the time designated by the trustee, are priced based on the date of the next determined redemption price provided they are received in a timely manner by the trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the trustee so they will be received in a timely manner. If your request is not received in a timely manner or is incomplete in any way, you will receive the next net asset value computed after the trustee receives your completed request.

  If you redeem your units, the trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take three business days). The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.

  You can request an in-kind distribution of the securities underlying your units if you tender at least 2,500 units for redemption (or such other amount as required by your financial professional's firm). This option is generally available only for securities traded and held in the United States. The trustee will make any in-kind distribution of securities by distributing applicable securities in book entry form to the account of your financial professional at Depository Trust Company. You will receive whole shares of the applicable securities and cash equal to any fractional shares. You may not request this option in the last 30 days of your trust's life. We may discontinue this option upon sixty days notice.

  EXCHANGE OPTION.   You may be able to exchange your units for units of our
unit trusts at a reduced sales fee. You can contact your financial professional for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. We may discontinue this option at any time upon sixty days notice.

  ROLLOVER OPTION. We currently intend to offer a subsequent series of the trusts for a rollover when your current trust terminates however it is possible that a future run of a trust strategy may produce results which could make the offering of a subsequent series of a trust impossible at trust termination. You must therefore be aware that a future series of a trust may not available for a rollover investment. When your trust terminates you will have the option to (1) participate in a rollover and have your units reinvested into a subsequent trust series through a rollover as described in this section, if available, or (2) receive a cash distribution.

  If you elect to participate in a rollover, your units will be redeemed on your trust's termination date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series, if available, at the public offering price for the new trust. The trustee will attempt to sell securities to satisfy the redemption as quickly as practicable on the termination date. We do not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the securities and could impact the length of the sale period. The liquidity of any security depends on the daily trading volume of the security and the amount available for redemption and reinvestment on any day.

  We intend to make subsequent trust series available for sale at various times during the year. Of course, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as the current trust. We cannot guarantee that a rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the trusts' procedures. We may, in our sole discretion, modify a rollover or stop creating units of a trust at any time regardless of whether all proceeds of unitholders have been reinvested in a rollover. We may decide not to offer the rollover option upon sixty days notice. Cash which has not been reinvested in a rollover will be distributed to unitholders shortly after the termination date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a rollover but may not be entitled to a deduction for capital losses due to the "wash sale" tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See "Taxes."

DISTRIBUTIONS
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  MONTHLY DISTRIBUTIONS. Your trust generally pays distributions of its net investment income (pro-rated on an annual basis) along with any excess capital on each monthly distribution date to unitholders of record on the preceding record date. The record and distribution dates are shown under "Essential Information" in the "Investment Summary" section of this prospectus. In some cases, your trust might pay a special distribution if it holds an excessive amount of cash pending distribution. For example, this could happen as a result of a merger or similar transaction involving a security in your portfolio. The trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year because it is structured as a "regulated investment company" for federal tax purposes. The amount of your distributions will vary from time to time as companies change their dividends or trust expenses change.

  The closed-end funds in your trust's portfolio generally make dividend payments on a monthly basis. Different funds pay dividends at different times during a month. When your trust receives dividends from a fund, the trustee credits the dividends to your trust's accounts. In an effort to make relatively regular income distributions, your trust's monthly income distribution is equal to one twelfth of the estimated net annual dividends to be received by the trust after deduction of trust operating expenses. Because your trust does not receive dividends from the portfolio securities at a constant rate throughout the year, your trust's income distributions to unitholders may be more or less than the amount credited to the trust accounts as of the record date. For the purpose of minimizing fluctuation in income distributions, the trustee is authorized to advance such amounts as may be necessary to provide income distributions of approximately equal amounts. The trustee will be reimbursed, without interest, for any such advances from available income received by the trust on the ensuing record date.

  ESTIMATED ANNUAL DISTRIBUTIONS. The estimated net annual distributions are shown under "Essential Information" in the "Investment Summary" section of this prospectus. We generally base the estimate of the income the trust may receive by annualizing the most recent dividend declared by the closed-end funds. Due to various factors, actual dividends received by the trust will most likely differ from the most recent annualized dividends. The actual net annual distributions you will receive will vary with changes in the trust's fees and expenses, in dividends received and with the sale of securities. The estimated net annual distributions for subsequent years are expected to be less than estimated distributions for the first year because a portion of the securities included in the trust portfolio will be sold during the first year to pay for organization costs, creation and development fee and the deferred sales fee.

  REPORTS. The trustee or your financial professional will make available to you a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

INVESTMENT RISKS
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  ALL INVESTMENTS INVOLVE RISK. This section describes the main risks that can impact the value of the securities in your portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

  MARKET RISK is the risk that the value of the securities in your trust and/or the closed-end funds will fluctuate. This could cause the value of your units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security. Even though the portfolio is supervised, you should remember that we do not manage your portfolio. Your trust will not sell a security solely because the market value falls as is possible in a managed fund.

  DIVIDEND PAYMENT RISK is the risk that an issuer of a security in the trust and/or the closed-end funds is unwilling or unable to pay income on a security. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.

  INTEREST RATE RISK. Interest rate risk is the risk that the value of bonds held by a closed-end fund will fall if interest rates increase. The securities held by the closed-end funds typically fall in value when interest rates rise and rise in value when interest rates fall. The securities held by the closed-end funds with longer periods before maturity are often more sensitive to interest rate changes.

  CLOSED-END FUNDS. Your trust invests in shares of closed-end investment companies. You should understand the section titled "Closed-End Funds" before you invest.

  MUNICIPAL BOND RISKS. Closed-end funds held by the trust may invest in tax-exempt municipal bonds (and in the case of the TSC Herzfeld Municipal Income Closed-End Portfolio, all of the closed-end funds held by the trust invest in municipal bonds). Municipal bonds are debt obligations issued by states or by political subdivisions or authorities of states. Municipal bonds are typically designated as general obligation bonds, which are general obligations of a governmental entity that are backed by the taxing power of such entity, or revenue bonds, which are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. Municipal bonds are long-term fixed rate debt obligations that generally decline in value with increases in interest rates, when an issuer's financial condition worsens or when the rating on a bond is decreased. Many municipal bonds may be called or redeemed prior to their stated maturity, an event which is more likely to occur when interest rates fall. In such an occurrence, a closed-end fund may not be able to reinvest the money it receives in other bonds that have as high a yield or as long a maturity.

  Many municipal bonds are subject to continuing requirements as to the actual use of the bond proceeds or manner of operation of the project financed from bond proceeds that may affect the exemption of interest on such bonds from federal income taxation. The market for municipal bonds is generally less liquid than for other securities and therefore the price of municipal bonds may be more volatile and subject to greater price fluctuations than securities with greater liquidity. In addition, an issuer's ability to make income distributions generally depends on several factors including the financial condition of the issuer and general economic conditions. Any of these factors may negatively impact the price of municipal bonds held by a closed-end fund and would therefore impact the price of both the fund shares and the trust units. Certain closed-end funds invest primarily (and in the case of the TSC Herzfeld Municipal Income Closed-End Portfolio, all of the closed-end funds held by the trust invest in municipal bonds) in municipal bonds that pay interest that is exempt from regular federal income tax. Income from these bonds may be subject to the federal alternative minimum tax. Investments in municipal bonds are subject to the risk of default by their issuer particularly in light of recent budget issues for certain governmental entities, current and recent economic conditions, outstanding pension liabilities and the bankruptcies of certain municipalities.

  HIGH-YIELD SECURITY RISK. Certain closed-end funds may invest in high-yield securities or unrated securities. High yield, high risk securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments. High-yield or "junk" securities, the generic names for securities rated below "BBB" by Standard & Poor's or "Baa" by Moody's, are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Securities rated below BBB or Baa are considered speculative as these ratings indicate a quality of less than investment grade. Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.

  The market for high-yield securities is smaller and less liquid than that for investment grade securities. High-yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield securities, the bid-offer spread on such securities is generally greater than it is for investment grade securities and the purchase or sale of such securities may take longer to complete.

  CONVERTIBLE SECURITY RISK. Certain closed-end funds held by the trust may invest in convertible securities. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company, particularly when that stock price is greater than the convertible security's "conversion price." The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security. Thus, it may not decline in price to the same extent as the underlying common stock. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company's common stockholders. Consequently, an issuer's convertible securities generally entail less risk than its common stock. However, convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations.

  Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock, as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for a potential loss.

  OPTION RISK. Certain closed-end funds held in the trust may invest using a covered call option strategy or similar income-oriented investment strategies. You should understand the risks of these strategies before you invest. In employing a covered call strategy, a closed-end fund will generally write (sell) call options on a significant portion of the fund's managed assets. These call options will give the option holder the right, but not the obligation, to purchase a security from the fund at the strike price on or prior to the option's expiration date. The ability to successfully implement the fund's investment strategy depends on the fund adviser's ability to predict pertinent market movements, which cannot be assured. Thus, the use of options may require a fund to sell portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the fund can realize on an investment, or may cause the fund to hold a security that it might otherwise sell. The writer (seller) of an option has no control over the time when it may be required to fulfill its obligation as a writer (seller) of the option. Once an option writer (seller) has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price. As the writer (seller) of a covered call option, a fund forgoes, during the option's life, the opportunity to profit from increases in the market value of the security underlying the call option above the sum of the premium and the strike price of the call option, but has retained the risk of loss should the price of the underlying security decline. The value of the options written (sold) by a fund, which will be marked-to-market on a daily basis, will be affected by changes in the value and dividend rates of the underlying securities, an increase in interest rates, changes in the actual or perceived volatility of securities markets and the underlying securities and the remaining time to the options' expiration. The value of the options may also be adversely affected if the market for the options becomes less liquid or smaller.

  An option is generally considered "covered" if a closed-end fund owns the security underlying the call option or has an absolute and immediate right to acquire that security without additional cash consideration (or, if required, liquid cash or other assets are segregated by the fund) upon conversion or exchange of other securities held by the fund. In certain cases, a call option may also be considered covered if a fund holds a call option on the same security as the call option written (sold) provided that certain conditions are met. By writing (selling) covered call options, a fund generally seeks to generate income, in the form of the premiums received for writing (selling) the call options. Investment income paid by a fund to its shareholders (such as the trust) may be derived primarily from the premiums it receives from writing (selling) call options and, to a lesser extent, from the dividends and interest it receives from the equity securities or other investments held in the fund's portfolio and short-term gains thereon. Premiums from writing (selling) call options and dividends and interest payments made by the securities in a fund's portfolio can vary widely over time.

  PREFERRED SECURITIES. Certain closed-end funds held by the trust may invest in preferred securities including preferred stocks, trust preferred securities or other similar securities. Preferred stocks are unique securities that combine some of the characteristics of both common stocks and bonds. Preferred stocks generally pay a fixed rate of return and are sold on the basis of current yield, like bonds. However, because they are equity securities, preferred stocks provide equity ownership of a company and the income is paid in the form of dividends. Preferred stocks typically have a yield advantage over common stocks as well as comparably-rated fixed income investments. Preferred stocks are typically subordinated to bonds and other debt instruments in a company's capital structure, in terms of priority to corporate income, and therefore will be subject to greater credit risk than those debt instruments.

  Trust preferred securities are limited-life preferred securities typically issued by corporations, generally in the form of interest-bearing notes or preferred securities, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures or similarly structured securities. Distribution payments of the trust preferred securities generally coincide with interest payments on the underlying obligations. Trust preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, in some cases distributions are treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends received deduction. Trust preferred securities prices fluctuate for several reasons including changes in investors' perception of the financial condition of an issuer or the general condition of the market for trust preferred securities, or when political or economic events affecting the issuers occur. Trust preferred securities are also sensitive to interest rate fluctuations, as the cost of capital rises and borrowing costs increase in a rising interest rate environment and the risk that a trust preferred security may be called for redemption in a falling interest rate environment. Trust preferred securities are also subject to unique risks which include the fact that dividend payments will only be paid if interest payments on the underlying obligations are made, which interest payments are dependent on the financial condition of the issuer and may be deferred for up to 20 consecutive quarters. During any deferral period, investors are generally taxed as if they had received current income. In such a case, an investor will have income taxes due prior to receiving cash distributions to pay such taxes. In addition, the underlying obligations, and thus the trust preferred securities, may be prepaid after a stated call date or as a result of certain tax or regulatory events. Preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure, in terms of priority to corporate income, and therefore will be subject to greater credit risk than those debt instruments.

  REAL ESTATE INVESTMENT TRUSTS. Certain closed-end funds held by the trust may invest in securities issued by real estate investment trusts ("REITs").
Many factors can have an adverse impact on the performance of a particular
REIT, including its cash available for distribution, the credit quality of a particular REIT or the real estate industry generally. The success of REITs depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and share prices. Risks associated with the direct ownership of real estate include, among other factors, general U.S. and global as well as local economic conditions; decline in real estate values; the financial health of tenants; overbuilding and increased competition for tenants; oversupply of properties for sale; changing demographics; changes in interest rates, tax rates and other operating expenses; changes in government regulations; faulty construction and the ongoing need for capital improvements; regulatory and judicial requirements, including relating to liability for environmental hazards; changes in neighborhood values and buyer demand; and the unavailability of construction financing or mortgage loans at rates acceptable to developers.

  Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs.

  The value of real estate investments may also be affected by the downturn in the subprime mortgage lending market in the United States. Subprime loans have higher defaults and losses than prime loans. Subprime loans also have higher serious delinquency rates than prime loans. The downturn in the subprime mortgage lending market may have far-reaching consequences into many aspects and geographic regions of the real estate business, and consequently, the value of the portfolio may decline in response to such developments.

  You should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if a fund acquires REIT securities at or near the top of the cycle, there is increased risk of a decline in value of the REIT securities. Recent demand for certain types of real estate may have inflated the value of real estate. This may increase the risk of a substantial decline in the value of such real estate and increase the risk of a decline in the value of the securities. REITs are also subject to defaults by borrowers and the market's perception of the REIT industry generally.

  Because of their structure, and a current legal requirement that they distribute at least 90% of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may have adversely affected REIT equity share market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially if REITs continue to issue stock when real estate prices are relatively high and stock prices are relatively low.

  The value of REITs may also be affected by the downturn in the housing and mortgage lending markets. In response, government authorities have initiated and may continue to engage in administrative and legislative action intended to address both short- and long-term difficulties facing the housing and mortgage lending markets and the broader economy. No one can predict the action that might be taken or the effect any action or inaction will have and it is possible that any actions taken by government authorities will not address or help improve the state of these difficulties as intended. The downturn and corresponding government action may have far reaching consequences into many geographic regions and, consequently, the value of securities in the portfolio may decline in response to such developments.

  SENIOR LOANS. Certain closed-end funds held by your trust may invest in senior loans. Senior loans are issued by banks, other financial institutions and other investors to corporations, partnerships, limited liability companies and other entities to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. An investment by the closed-end funds in senior loans involves risk that the borrowers under senior loans may default on their obligations to pay principal or interest when due. Although senior loans may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower's obligation in the event of non-payment or that such collateral could be readily liquidated. Senior loans are typically structured as floating rate instruments in which the interest rate payable on the obligation fluctuates with interest rate changes. As a result, the yield on closed-end funds investing in senior loans will generally decline in a falling interest rate environment and increase in a rising interest rate environment. Senior loans are generally below investment grade quality (considered "junk securities", the generic name for securities rated below "BBB" by Standard & Poor's or "Baa" by Moody's) and may be unrated at the time of investment; are generally not registered with the SEC or state securities commissions; and are generally not listed on any securities exchange. As described in greater detail under "High-Yield Securities Risk", junk securities are considered speculative as these ratings indicate a quality of less than investment grade and tend to be subject to greater market fluctuations and risk of loss than securities with higher investment ratings. In addition, the amount of public information available on senior loans is generally less extensive than that available for other types of securities. To the extent that closed-end funds in the trust's portfolio invest in senior loans or other debt instruments that provide a minimum coupon or "LIBOR floor" that helps protect the closed-end funds' income in falling or flat-rate environments, these closed-end funds will not realize additional income if short-term rates increase to levels below the LIBOR floor. In addition to the extent that these closed-end funds' costs of financing are based on short-term interest rates, these costs would be expected to increase, resulting in the potential for a decrease in the level of income available for dividends or distributions made by these closed-end funds.

  U.S. GOVERNMENT SECURITIES RISK. Certain closed-end funds held by your trust may hold securities issued by the U.S. Government. Not all obligations of the U.S. Government, its agencies and instrumentalities are backed by the full faith and credit of the U.S. Treasury. Some obligations are backed only by the credit of the issuing agency or instrumentality, and in some cases there may be some risk of default by the issuer. A security backed by the U.S. Treasury or the full faith and credit of the United States is guaranteed only as to the timely payment of interest and principal when held to maturity. In addition, because many types of U.S. Government securities trade actively outside the United States, their prices may rise and fall as changes in global economic conditions affect the demand for these securities.

  FOREIGN GOVERNMENT SECURITIES RISK. Certain closed-end funds held by your trust may hold securities issued by foreign governments. Economies and social and political climates in individual countries may differ unfavorably from the United States. The ability of a government issuer, especially in an emerging market country, to make timely and complete payments on its debt obligations will be strongly influenced by the government issuer's balance of payments, including export performance, its access to international credit and investments, fluctuations of interest rates and the extent of its foreign reserves. Additional factors that may influence a government issuer's ability or willingness to service debt include, but are not limited to, a country's cash flow situation, the availability of sufficient foreign exchange on the date a payment is due, the relative size of its debt service burden to the economy as a whole and the issuer's policy towards the International Monetary Fund, the International Bank for Reconstruction and Development and other international agencies to which a government debtor may be subject.

  FOREIGN ISSUER RISK. Many of the underlying securities held by certain of the closed-end funds in the trust may be issued by foreign issuers. This subjects the trust to more risks than if it only invested in closed-end funds which invest solely in securities of domestic issuers. Risks of foreign issuers include restrictions on foreign investments and exchange of securities and inadequate financial information. Foreign securities may also be affected by market and political factors specific to the issuer's country as well as fluctuations in foreign currency exchange rates. Risks associated with investing in foreign securities may be more pronounced in emerging markets where the securities markets are substantially smaller, less developed, less liquid, less regulated, and more volatile than the securities markets of the U.S. and developed foreign markets. Investments in debt securities of foreign governments present special risks, including the fact that issuers may be unable or unwilling to repay principal and/or interest when due in accordance with the terms of such debt, or may be unable to make such repayments when due in the currency required under the terms of the debt. Political, economic and social events also may have a greater impact on the price of debt securities issued by foreign governments than on the price of U.S. securities. In addition, brokerage and other transaction costs on foreign securities exchanges are often higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries.

  EMERGING MARKETS. Certain of the closed-end funds held by your trust may invest in securities issued by companies headquartered or incorporated in countries considered to be emerging markets. Risks of investing in developing or emerging countries are even greater than the risks associated with foreign investments in general. These increased risks include, among other risks, the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

  SMALL AND MID-SIZE COMPANIES. Certain of the closed-end funds held by your trust may invest in stocks issued by small and mid-size companies. The share prices of these companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

  MASTER LIMITED PARTNERSHIPS. Certain of the closed-end funds held by your trust may invest in master limited partnerships ("MLPs"), which are limited partnership or limited liability companies that are generally taxed as partnerships whose interests are generally traded on securities exchanges. An MLP consists of a general partner and limited partners. The general partner manages the partnership, has an ownership stake in the partnership and is eligible to receive an incentive distribution. The limited partners provide capital to the partnership, have a limited (if any) role in the operation and management of the partnership and receive cash distributions.

Most MLPs generally operate in the energy natural resources or real estate sector and are subject to the risks generally applicable to companies in those sectors. Those risks include, but are not limited to, commodity pricing risk, supply and demand risk, depletion risk and exploration risk. MLPs are also subject to the risk that authorities could challenge the tax treatment of MLPs for federal income tax purposes which could have a negative impact on the after-tax income available for distribution by such MLPs, the closed-end funds that hold the MLPs and/or the value of your units.

  TAX AND LEGISLATION RISK. Tax legislation proposed by the President or Congress, tax regulations proposed by the U.S. Treasury or positions taken by the Internal Revenue Service could affect the value of the trust by changing the taxation or tax characterizations of the portfolio securities, or dividends and other income paid by or related to such securities. Congress has considered such proposals in the past and may do so in the future. Various legislative initiatives will be proposed from time to time in the United States and abroad which may have a negative impact on certain of the companies represented in the trust. In addition, legislation regarding any of the issuers of the securities or of the industries represented by these issuers may negatively impact the share prices of these securities. No one can predict whether any legislation will be proposed, adopted or amended by Congress and no one can predict the impact that any other legislation might have on the trust or its portfolio securities.

  NO FDIC GUARANTEE. An investment in a trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

CLOSED-END FUNDS
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  Closed-end funds are a type of investment company that holds an actively managed portfolio of securities. Closed-end funds issue shares in initial public offerings and shares then generally trade on a stock exchange (although some closed-end fund shares are not listed on a securities exchange). Since closed-end funds maintain a relatively fixed pool of investment capital, portfolio managers may be better able to adhere to their investment philosophies through greater flexibility and control. In addition, closed-end funds don't have to manage fund liquidity to meet potentially large redemptions or inflows.

  Closed-end funds are subject to various risks, including management's ability to meet the closed-end fund's investment objective, and to manage the closed-end fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding closed-end funds or their underlying investments change. Closed-end funds may invest in illiquid securities in significant amounts which involve the risk that they will not be able to be sold at the desired price or at the price such securities are carried on the closed-end funds' books.

  Closed-end funds are subject to the risk that their shares may trade at a premium or discount to their net asset value. Shares of closed-end funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of closed-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors. Shares of closed-end funds may also trade at a premium from their net asset value in the secondary market. Closed-end funds do not themselves generally issue or redeem shares daily. Shares of many closed-end funds are thinly traded and may be more volatile and subject to greater price fluctuations because of the sponsor's buying and selling securities than shares with greater liquidity.

  The closed-end funds included in the trust may employ the use of leverage in their portfolios through the use of debt, the issuance of preferred stock and/or Tender Option Bond programs. While leverage often serves to increase the income or yield of a closed-end fund, this leverage also subjects the closed-end fund to increased risks. These risks may include the likelihood of increased volatility of its net asset value and the possibility that the closed-end fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises.

  Only the trustee may vote the shares of the closed-end funds held in the trust. The trustee will vote the shares in the same general proportion as shares held by other shareholders of each fund. Your trust is generally required, however, to reject any offer for securities or other property in exchange for portfolio securities as described under "How the Trust Works-- Changing Your Portfolio."

TRUST ADMINISTRATION
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  YOUR TRUST. Your trust is a unit investment trust registered under the Investment Company Act of 1940. We created the trusts under a trust agreement between TSC Distributors, LLC (as depositor/sponsor), The Bank of New York Mellon (as trustee) and Radiance Asset Management, LLC (as evaluator and supervisor). To create your trust, we deposited securities with the trustee (or contracts to purchase securities along with an irrevocable letter of credit, cash or other consideration to pay for the securities). In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates. At the close of the New York Stock Exchange on the trusts' inception date or on the first day units are sold to the public, if later, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units and fractional interest of each unit in the trust will increase or decrease to the extent of any adjustment.

  CHANGING YOUR PORTFOLIO. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed. Under normal circumstances, the trust will invest at least 80% of its assets in closed-end investment companies. Your trust will generally buy and sell securities:

     *  to pay expenses,

     *  to issue additional units or redeem units,

     *  in limited circumstances to protect the trust,

     * to make required distributions or avoid imposition of taxes on the trust, or

     *  as permitted by the trust agreement.

  When your trust sells securities, the composition and diversity of the securities in the portfolio may be altered. However, if the trustee sells fund shares to redeem units or to pay trust expenses or sales charges, the trustee will do so, as nearly as practicable, on a pro rata basis. If a public tender offer has been made for a security or a merger, acquisition or similar transaction has been announced affecting a security, the trustee may either sell the security or accept a tender offer if the supervisor determines that the action is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. If your trust receives securities or other property, it will either hold the securities or property in the portfolio or sell the securities or property and distribute the proceeds. If any contract for the purchase of securities fails, the sponsor will refund the cash and sales fee attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with the trust agreement. The sponsor may direct the reinvestment of security sale proceeds if the sale is the direct result of serious adverse credit factors which, in the opinion of the sponsor, would make retention of the securities detrimental to the trust. In such a case, the sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the trust on the trust's inception date. The sponsor may also instruct the trustee to take action necessary to ensure that the portfolio continues to satisfy the qualifications of a regulated investment company.

  We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. When your trust buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities. When your trust buys or sells securities, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with your trust or the trustee.

  AMENDING THE TRUST AGREEMENT. The sponsor and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the sponsor and the trustee). We cannot change this agreement to reduce your interest in your trust without your consent. Investors owning two-thirds of the units in your trust may vote to change this agreement.

  TERMINATION OF YOUR TRUST. Your trust will terminate on the termination date set forth under "Essential Information" for each trust. The trustee may terminate your trust early if the value of the trust is less than 40% of the original value of the securities in the trust at the time of deposit. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. The trustee will liquidate your trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If this happens, we will refund any sales fee that you paid.

  The trustee will notify you of any termination and sell any remaining securities. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

  THE SPONSOR. The sponsor of the trust is TSC Distributors, LLC. TSC is registered under the Securities Exchange Act of 1934 as a broker-dealer. TSC is organized as a limited liability company under the laws of the State of Delaware. TSC is a member of the Financial Industry Regulatory Authority, Inc. The principal office of TSC is 10 High Street, Suite 701, Boston, Massachusetts 02110. If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust.

  We and your trust have adopted a code of ethics requiring our employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

  The sponsor or an affiliate may use the list of securities in the trust in its independent capacity (which may include acting as an investment adviser or broker-dealer) and distribute this information to various individuals and entities. The sponsor or an affiliate may recommend or effect transactions in the securities. This may also have an impact on the price your trust pays for the securities and the price received upon unit redemption or trust termination. The sponsor may act as agent or principal in connection with the purchase and sale of securities, including those held by your trust, and may act as a specialist market maker in the securities. The sponsor may also issue reports and make recommendations on the securities in your trust. The sponsor or an affiliate may have participated in a public offering of one or more of the securities in your trust. The sponsor, an affiliate or their employees may have a long or short position in these securities or related securities. An officer, director or employee of the sponsor or an affiliate may be an officer or director for the issuers of the securities.

  THE TRUSTEE. The Bank of New York Mellon is the trustee of your trust with its principal unit investment trust division offices located at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. You can contact the trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust office. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying us and investors.

  THE EVALUATOR. Radiance Asset Management, LLC, an affiliate of the sponsor, is evaluator for the trust. The trustee, sponsor and unitholders may rely on the accuracy of any evaluation prepared by the evaluator. The evaluator will make determinations in good faith based upon the best available information, but will not be liable to the trustee, sponsor or unitholders for errors in judgment.

  THOMAS J. HERZFELD ADVISORS, INC. Herzfeld, the portfolio consultant for the trusts, is an SEC registered investment adviser located at 119 Washington Avenue, Suite 504 Miami Beach, FL 33139. The firm was founded in 1984 and specializes in the field of closed-end funds. Services offered by Herzfeld include research, fund management, and separate account management for individual and institutional investors. The firm and its affiliates are widely considered to be one of the leading experts in the field of closed-end funds.

  Herzfeld is not an affiliate of the sponsor. Herzfeld selected a list of securities to be included in these trusts' portfolios based on the criteria described in this prospectus. Herzfeld makes no representations that the trusts' portfolios will achieve their investment objectives or will be profitable or suitable for any particular potential investor. The sponsor did not select the securities for the trusts.

  Herzfeld may use the list of securities in its independent capacity as an investment adviser and distribute this information to various individuals and entities. Herzfeld may recommend to other clients or otherwise effect transactions in the securities held by the trusts. This may have an adverse effect on the prices of the securities. This also may have an impact on the price the trust pays for the securities and the price received upon unit redemptions or liquidation of the securities. Herzfeld, an affiliate or their employees may have a long or short position in these securities or related securities.

  Herzfeld also issues reports and makes recommendations on securities, which may include the securities in the trusts. Neither Herzfeld nor the sponsor manages the trusts. Opinions expressed by Herzfeld are not necessarily those of the sponsor, and may not actually come to pass. Herzfeld is being compensated for its portfolio consulting services, including selection of the trust portfolios.

DISTRIBUTION OF UNITS
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  We sell units to the public through broker-dealers and other firms. We pay part of the sales fee to these distribution firms when they sell units. During the initial offering period, the distribution fee (the broker-dealer concession or agency commission) for broker-dealers and other firms is as follows:

                                              CONCESSION OR
                 TRANSACTION AMOUNT         AGENCY COMMISSION
               ------------------------------------------------

                 Less than $50,000                 3.15%
                 $50,000 - $99,999                 2.90
                 $100,000 - $249,999               2.65
                 $250,000 - $499,999               2.35
                 $500,000 - $999,999               2.25
                 $1,000,000 or more                1.80

  We apply these concessions or agency commissions as a percent of the public offering price per unit at the time of the transaction. The broker-dealer concession or agency commission is 65% of the sales fee for secondary market sales. For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase units of a trust, the distribution fee is 2.15% of the public offering price per unit. No distribution fee is paid to broker-dealers or other selling firms in connection with unit sales in Fee Accounts subject to a Wrap Fee.

  Broker-dealers and other firms that sell units of all TSC UITS are eligible to receive additional compensation for volume sales. Such payments will be in addition to the regular concessions paid to firms as set forth in the applicable trust's prospectus. The additional concession is based on total initial offering period sales of all TSC UITS during a calendar quarter as set forth in the following table:

        INITIAL OFFERING PERIOD SALES VOLUME
        DURING CALENDAR QUARTER                       VOLUME CONCESSION
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        Less than $25,000,000                                0.000%
        $25,000,000 but less than $50,000,000                0.025
        $50,000,000 but less than $100,000,000               0.050
        $100,000,000 but less than $250,000,000              0.100
        $250,000,000 but less than $500,000,000              0.110
        $500,000,000 but less than $1,000,000,000            0.120
        $1,000,000,000 but less than $1,500,000,000          0.130
        $1,500,000,000 or more                               0.140

  This volume concession will be paid on units of all eligible TSC UITS sold in the initial offering period. For a trust to be eligible for this additional compensation for calendar quarter sales, the trust's prospectus must include disclosure related to this additional compensation; a trust is not eligible for this additional compensation if the prospectus for such trust does not include disclosure related to this additional compensation. Broker-dealer firms will not receive additional compensation unless they sell at least $25,000,000 in units during a calendar quarter. For example, if a firm sells $15,000,000 in units in the initial offering period during a calendar quarter, the firm will not receive any additional compensation. Once a firm reaches a particular breakpoint during a quarter, the firm will receive the stated volume concession on all initial offering period sales during the applicable quarter. For example, if a firm sells $40,000,000 of units in the initial offering period during a calendar quarter, the firm will receive additional compensation of 0.025% of $40,000,000 and if a firm sells $130,000,000 of units in the initial offering period during a calendar quarter, the firm will receive additional compensation of 0.100% of $130,000,000. In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales fee. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions. Secondary market sales of all unit trusts are excluded for purposes of these volume concessions. We will pay these amounts out of our own assets within a reasonable time following each calendar quarter.

  Any sales fee discount is borne by the broker-dealer or selling firm out of the distribution fee. We reserve the right to change the amount of concessions or agency commissions from time to time.

  We currently provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell units of these trusts and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the placing of our products on a preferred or recommended product list and access to an intermediary's personnel. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representations or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of our products. We make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph and the volume concessions described above, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend our products, including this trust, over other products. These arrangements will not change the price you pay for your units.

  We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

  We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. The amount of our profit or loss on the initial deposit of securities into your trust is shown in the "Notes to Portfolio" for each trust.

TAXES:  TSC HERZFELD ENHANCED DIVIDEND INCOME CLOSED-END PORTFOLIO
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  This section summarizes some of the main U.S. federal income tax consequences of owning units of the TSC Herzfeld Enhanced Dividend Income Closed-End Portfolio. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

  This federal income tax summary is based in part on the advice of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

  As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

  TRUST STATUS. The trust intends to qualify as a "regulated investment company" under the federal tax laws. If the trust qualifies as a regulated investment company and distributes its income as required by the tax law, the trust generally will not pay federal income taxes.

  For federal income tax purposes, you are treated as the owner of trust units and not of the assets held by the trust. Taxability issues are taken into account at the trust level. Your federal income tax treatment of income from the trust is based on the distributions paid by the trust.

  DISTRIBUTIONS. Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates your trust's distributions into three categories: ordinary income distributions, capital gains dividends and return of capital. Income reported is generally net of expenses (but see "Deductibility of Trust Expenses," below). Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from your trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, your trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from your trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from your trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any.
The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year. Under the "Health Care and Education

Reconciliation Act of 2010," income from your trust may also be subject to a new
3.8 percent "medicare tax" imposed for taxable years beginning after 2012. This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

  DIVIDENDS RECEIVED DEDUCTION. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received from your trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on units that are attributable to qualifying dividends received by your trust from certain corporations may be reported by your trust as being eligible for the dividends received deduction.

  SALE OR REDEMPTION OF UNITS. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your units.

  The information statement you receive in regard to the sale or redemption of your units may contain information about your basis in the units and whether any gain or loss recognized by you should be considered long term or short term capital gain. The information reported to you is based upon rules that do not take into consideration all facts that may be known to you or your advisors.
You should consult with your tax advisors about any adjustments that may need to be made to the information reported to you.

  CAPITAL GAINS AND LOSSES AND CERTAIN ORDINARY INCOME DIVIDENDS. If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% for taxpayers in the 39.6% tax bracket, 15% for taxpayers in the 25%, 28%, 33% and 35% tax brackets and 0% for taxpayers in the 10% and 15% tax brackets. Capital gains may also be subject to the "medicare tax" described above.

  Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. However, if you receive a capital gain dividend from your trust and sell your unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

  Ordinary income dividends received by an individual unitholder from a regulated investment company such as your trust are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by your trust itself. The trust will provide notice to its unitholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

  IN-KIND DISTRIBUTIONS. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of trust securities when you redeem units or when your trust terminates. This distribution will be treated as a sale for federal income tax purposes and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received. The Internal Revenue Service could however assert that a loss could not be currently deducted.

  EXCHANGES. If you elect to have your proceeds from your trust rolled over into a future trust, the exchange would generally be considered a sale for federal income tax purposes.

  DEDUCTIBILITY OF TRUST EXPENSES. Expenses incurred and deducted by your trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income. Some individuals may also be subject to further limitations on the amount of their itemized deductions, depending on their income.

  FOREIGN TAX CREDIT. If your trust invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes your trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

  INVESTMENTS IN CERTAIN FOREIGN CORPORATIONS. If the trust holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, your trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its unitholders. Your trust will not be able to pass through to its unitholders any credit or deduction for such taxes. Your trust may be able to make an election that could ameliorate these adverse tax consequences. In this case, your trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, your trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs are not treated as qualified dividend income.

  FOREIGN INVESTORS. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from your trust will be characterized as dividends for federal income tax purposes (other than dividends which your trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from your trust that are properly reported by the trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the trust makes certain elections and certain other conditions are met. In addition, distributions in respect of shares may be subject to a

U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of units by such persons may be subject to such withholding after December 31, 2016. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

TAXES:  TSC HERZFELD MUNICIPAL INCOME CLOSED-END PORTFOLIO
-------------------------------------------------------------------------------

  This section summarizes some of the main U.S. federal income tax consequences of owning units of the TSC Herzfeld Municipal Income Closed-End Portfolio.
This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

  This federal income tax summary is based in part on the advice of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

  As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

  TRUST STATUS. The trust intends to qualify as a "regulated investment company" under the federal tax laws. If the trust qualifies as a regulated investment company and distributes its income as required by the tax law, the trust generally will not pay federal income taxes.

  For federal income tax purposes, you are treated as the owner of trust units and not of the assets held by the trust. Taxability issues are taken into account at the trust level. Your federal income tax treatment of income from the trust is based on the distributions paid by the trust.

  DISTRIBUTIONS. After the end of each year, you will receive a tax statement that separates the trust's distributions into four categories, ordinary income dividends, capital gains dividends, returns of capital and exempt-interest dividends. Exempt-interest dividends generally are excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends, however, may be taken into account in determining your alternative minimum tax and may have other tax consequences (e.g., they may affect the amount of your social security benefits that are taxed). Income reported is generally net of expenses (but see "Deductibility of Trust Expenses", below). Ordinary income distributions are generally taxed at your ordinary tax rate. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from the trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from the trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

  Under the "Health Care and Education Reconciliation Act of 2010," income from the trust may also be subject to a new 3.8% "Medicare tax" imposed for taxable years beginning after 2012. This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals. Interest that is excluded from gross income, including exempt-interest dividends, is generally not included in your net investment income for purposes of this tax.

  DIVIDENDS RECEIVED DEDUCTION. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received from the trust because the dividends received deduction is generally not available for distributions from regulated investment companies.

  SALE OR REDEMPTION OF UNITS. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your units. Further, if you hold your units for six months or less, any loss incurred by you related to the disposition of such a unit will be disallowed to the extent of the exempt-interest dividends you received, except as otherwise described in the next section.

  The information statement you receive in regard to the sale or redemption of your units may contain information about your basis in the units and whether any gain or loss recognized by you should be considered long term or short term capital gain. The information reported to you is based upon rules that do not take into consideration all facts that may be known to you or your advisors.
You should consult with your tax advisors about any adjustments that may need to be made to the information reported to you.

  CAPITAL GAINS AND LOSSES. If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% for taxpayers in the 39.6% tax bracket, 15% for taxpayers in the 25%, 28%, 33% and 35% tax brackets and 0% for taxpayers in the 10% and 15% tax brackets. Capital gains may also be subject to the "Medicare tax" described above.

  Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. If you hold a unit for six months or less, any loss incurred by you related to the disposition of such unit will be disallowed to the extent of the exempt-interest dividends you received, except in the case of a regular dividend paid by the trust if the trust declares exempt-interest dividends on a daily basis in an amount equal to at least 90% of its net tax-exempt interest and distributes such dividends on a monthly or more frequent basis. To the extent, if any, it is not disallowed, it will be recharacterized as long term capital loss to the extent of any capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

  EXEMPT INTEREST DIVIDENDS. A regulated investment company may report any portion of a dividend (other than a capital gain dividend) as an "exempt-interest dividend," if at least half of the regulated investment company's assets consist of tax-exempt state and local bonds. In the case of a qualified fund of funds, the regulated investment company may pay exempt-interest dividends without regard to the requirement that at least 50% of the value of its total assets consist of tax-exempt state and local bonds. For this purpose, a qualified fund of funds means a regulated investment company at least 50% of the value of the total assets of which (at the close of each quarter of the taxable year) is represented by interests in other regulated investment companies. Unit holders treat an exempt-interest dividend as an item of tax-exempt interest.

  The trust intends to qualify as a qualified fund of funds, as described above. If the trust is a qualified fund of funds, some or all of a dividend paid by the trust may be treated as an exempt interest dividend.

  IN-KIND DISTRIBUTIONS. Under certain circumstances as described in this prospectus, you may request an in-kind distribution of trust assets when you redeem your units or when your trust terminates. By electing to receive an in-kind distribution, you will receive trust assets plus, possibly, cash. This distribution will be treated as a sale for federal income tax purposes and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received. The Internal Revenue Service could, however, assert that a loss could not be currently deducted.

  EXCHANGES. If you elect to have your proceeds from your trust rolled over into a future trust, the exchange would generally be considered a sale for federal income tax purposes.

  DEDUCTIBILITY OF TRUST EXPENSES. Expenses incurred and deducted by the trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income. Also, certain individuals may also be subject to further limitations on the amount of their itemized deductions, based upon their income. Further, because the trust pays exempt-interest dividends, which are treated as exempt interest for federal income tax purposes, you will not be able to deduct some of your interest expense for debt that you incur or continue to purchase or carry your units.

  FOREIGN INVESTORS. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the trust will be characterized as dividends for federal income tax purposes (other than dividends which the trust properly reports as capital gain dividends) and, other than exempt-interest dividends, will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from the trust that are properly reported by such trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the trust makes certain elections and certain other conditions are met.

  Distributions in respect of units may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of units by such persons may be subject to such withholding after December 31, 2016. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your units.

EXPENSES
-------------------------------------------------------------------------------

  Your trust will pay various expenses to conduct its operations. The "Fees and Expenses" table for each trust shows the estimated amount of these expenses.

  The sponsor will receive a fee from your trust for creating and developing the trust, including determining the trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. This "creation and development fee" is a charge of $0.05 per unit. The trustee will deduct this amount from your trust's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

  Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Radiance Asset Management, LLC, an affiliate of ours, acts as both portfolio supervisor and evaluator to each trust, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the trusts. In providing portfolio supervisory services, the portfolio supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the trusts. As depositor/sponsor, we will receive brokerage fees when the trusts use us (or an affiliate of ours) as agent in buying or selling securities. As authorized by the trust indenture, the trustee may employ a subsidiary or affiliate of the trustee to act as broker to execute certain transactions for a trust. The trusts will pay for such services at standard commission rates.

  The fees payable to us, Radiance Asset Management, LLC and the trustee are based on the largest aggregate number of units of the trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without unitholders' approval, but in no case will the annual fee paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

  Your trust will also pay its general operating expenses. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and the sponsor, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust may pay the costs of updating its registration statement each year. The trustee will generally pay trust expenses from distributions received on the securities but in some cases may sell securities to pay trust expenses.

  The trust will also indirectly bear the expenses of the underlying closed-end funds. While the trust will not pay these expenses directly out of its assets, these expenses are shown in the trust's annual operating expenses under "Fees and Expenses" to illustrate the impact of these expenses.

EXPERTS
-------------------------------------------------------------------------------

  LEGAL MATTERS. Chapman and Cutler LLP acts as counsel for the trust. Dorsey & Whitney LLP acts as counsel for the trustee.

  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. The financial statements included in this prospectus have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in giving said report.

ADDITIONAL INFORMATION
-------------------------------------------------------------------------------

  This prospectus does not contain all the information in the registration statement that your trust filed with the Securities and Exchange Commission. The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information about the securities in your portfolio, investment risks and general information about your trust. You can obtain the Information Supplement by contacting us or the Securities and Exchange Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

UNITHOLDERS
TSC UITS 7

  We have audited the accompanying statements of financial condition, including the trust portfolios set forth on pages 6 and 11 of this prospectus, of TSC UITS 7, as of September 15, 2014, the initial date of deposit. The statements of financial condition are the responsibility of the trusts' sponsor. Our responsibility is to express an opinion on such statements of financial condition based on our audits.

  We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. We were not engaged to perform an audit of the trusts' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trusts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall statements of financial condition presentation. Our procedures included confirmation with The Bank of New York Mellon, trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statements of financial condition as of September 15, 2014. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

  In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of TSC UITS 7 as of September 15, 2014, in conformity with accounting principles generally accepted in the United States of America.


                                   /s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania
September 15, 2014

-------------------------------------------------------------------------------------------------------
TSC UITS 7

STATEMENT OF FINANCIAL CONDITION AS OF SEPTEMBER 15, 2014
-------------------------------------------------------------------------------------------------------

                                                              TSC HERZFELD            TSC HERZFELD
                                                           ENHANCED DIVIDEND        MUNICIPAL INCOME
                                                           INCOME CLOSED-END           CLOSED-END
                                                               PORTFOLIO               PORTFOLIO
-------------------------------------------------------------------------------------------------------

INVESTMENT IN SECURITIES
Contracts to purchase underlying securities (1)(2)         $        120,178        $        119,982
                                                        -----------------------------------------------
  Total                                                             120,178                 119,982
                                                        ===============================================

LIABILITIES AND INTEREST OF INVESTORS
Liabilities:
  Organization costs (3)                                   $            728        $            727
  Deferred sales fee (4)                                              2,974                   2,969
  Creation and development fee (4)                                      607                     606
                                                        -----------------------------------------------
                                                                      4,309                   4,302
                                                        -----------------------------------------------


Interest of investors:
  Cost to investors (5)                                             121,390                 121,190
  Less: initial sales fee (4)(5)                                      1,212                   1,208
  Less deferred sales fee, creation and development
       fee and organization costs (3)(4)(5)                           4,309                   4,302
                                                        -----------------------------------------------

     Net interest of investors                                      115,869                 115,680
                                                        -----------------------------------------------

     Total                                                 $        120,178        $        119,982
                                                        ===============================================

Number of units                                                      12,139                  12,119
                                                        ===============================================

Net asset value per unit                                   $          9.545        $          9.545
                                                        ===============================================


(1) Aggregated cost of the securities is based on the opening sale price evaluations on the business day before the date of this prospectus as determined by the evaluator.

(2) Cash or an irrevocable letter of credit has been deposited with the trustee covering the funds (aggregating $250,000) necessary for the purchase of securities in the trusts represented by purchase contracts.

(3) A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trusts. These costs have been estimated at $0.06 per unit for the trusts. A distribution will be made as of the earlier of the close of the initial offering period or six months following the trusts' inception date to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the sponsor and deducted from the assets of the trusts.

(4) The total sales fee consists of an initial sales fee, a deferred sales fee and a creation and development fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the total creation and development fee. The maximum sales fee is 3.95% of the public offering price per unit. The deferred sales fee is equal to $0.245 per unit and the creation and development fee is equal to $0.05 per unit.

(5) The aggregate cost to investors includes the applicable sales fee assuming no reduction of sales fees.

                                TABLE OF CONTENTS
           ---------------------------------------------------------

           TSC HERZFELD ENHANCED DIVIDEND INCOME
                CLOSED-END PORTFOLIO, 3Q 2014                      2
           Investment Objective                                    2
           Principal Investment Strategy                           2
           Principal Risks                                         2
           Who Should Invest                                       4
           Essential Information                                   4
           Fees and Expenses                                       5
           Portfolio                                               6

           TSC HERZFELD MUNICIPAL INCOME CLOSED-END
                PORTFOLIO, 3Q 2014                                 7
           Investment Objective                                    7
           Principal Investment Strategy                           7
           Principal Risks                                         7
           Who Should Invest                                       9
           Essential Information                                   9
           Fees and Expenses                                      10
           Portfolio                                              11

           THE TRUST                                              12
           How to Buy Units                                       12
           How to Sell Your Units                                 16
           Distributions                                          18
           Investment Risks                                       19
           Closed-End Funds                                       26
           Trust Administration                                   27
           Distribution of Units                                  30
           Taxes:  TSC Herzfeld Enhanced Dividend Income
                   Closed-End Portfolio                           32
           Taxes:  TSC Herzfeld Municipal Income
                   Closed-End Portfolio                           35
           Expenses                                               38
           Experts                                                39
           Additional Information                                 39
           Report of Independent Registered Public
                Accounting Firm                                   40
           Statements of Financial Condition                      41

           ---------------------------------------------------------

TSC HERZFELD ENHANCED DIVIDEND INCOME CLOSED-END
PORTFOLIO, 3Q 2014
--------------------------------------------------

TSC HERZFELD MUNICIPAL INCOME CLOSED-END
PORTFOLIO, 3Q 2014
--------------------------------------------------

(UNIT INVESTMENT TRUSTS INCLUDED IN TSC UITS 7)





                                   PROSPECTUS

                               SEPTEMBER 15, 2014





                                                        VISIT US ON THE INTERNET
                                                           http://www.tscuit.com

                                                                       BY E-MAIL
                                                        uitinfo@tscapitalllc.com

                                                      CALL TSC DISTRIBUTORS, LLC
                                                                  (888) 301-3838

                                                CALL THE BANK OF NEW YORK MELLON
                                                                  (800) 428-8890





ADDITIONAL INFORMATION
-------------------------------------------------------------------------------
This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information including the Information Supplement (a duplication fee may be required):

E-MAIL:  publicinfo@sec.gov
WRITE:   Public Reference Section
         Washington, D.C.  20549
VISIT:   http://www.sec.gov
         (EDGAR Database)
CALL:    (202) 551-8090 (only for
         information on the operation of
         the Public Reference Section)
         the Public Reference Section)                         [LOGO]

TSC UITS 7                                                       TSC
Securities Act file number:  333-197459
Investment Company Act file number: 811-22719          UNIT INVESTMENT TRUSTS

                                   TSC UITS 7

       TSC HERZFELD ENHANCED DIVIDEND INCOME CLOSED-END PORTFOLIO, 3Q 2014
           TSC HERZFELD MUNICIPAL INCOME CLOSED-END PORTFOLIO, 3Q 2014

                             INFORMATION SUPPLEMENT

      This Information Supplement provides additional information concerning each trust described in the prospectus for the TSC UITS series identified above. This Information Supplement should be read in conjunction with the prospectus. It is not a prospectus. It does not include all of the information that an investor should consider before investing in a trust. It may not be used to offer or sell units of a trust without the prospectus. This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission. Investors should obtain and read the prospectus prior to purchasing units of a trust. You can obtain the prospectus without charge by contacting your financial professional or by contacting TSC Distributors, LLC, 701 Boston, Massachusetts 02110 or by calling (888) 301-3838. This Information Supplement is dated as of the date of the prospectus.


                                    CONTENTS

         General Information                                          2
         Investment Objective and Policies                            3
         Risk Factors                                                 5
         Trust Administration                                        21
         Portfolio Transactions and Brokerage Allocation             30
         Purchase, Redemption and Pricing of Units                   30
         Taxation:  TSC Herzfeld Enhanced Dividend Income
         Closed-End Portfolio and TSC Herzfeld Municipal Income
         Closed-End Portfolio                                        35
         Performance Information                                     38

GENERAL INFORMATION

     Each trust is one of a series of separate unit investment trusts created under the name TSC UITS and registered under the Investment Company Act of 1940. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among TSC Distributors, LLC (as sponsor, Radiance Asset Management, LLC (as evaluator and supervisor) and The Bank of New York Mellon (as trustee).

     When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. At the close of the New York Stock Exchange on a trust's inception date, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units, fractional interest of each unit in a trust and estimated income distributions per unit will increase or decrease to the extent of any adjustment. Additional units of each trust may be issued from time to time by depositing in the trust additional securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities. As additional units are issued by a trust as a result of the deposit of additional securities by the sponsor, the aggregate value of the securities in the trust will be increased and the fractional undivided interest in the trust represented by each unit will be decreased. The sponsor may continue to make additional deposits of securities into a trust, provided that such additional deposits will be in amounts, which will generally maintain the existing relationship among the shares of the securities in such trust. Thus, although additional units will be issued, each unit will generally continue to represent the same number of shares of each security. If the sponsor deposits cash to purchase additional securities, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because your trust will pay any associated brokerage fees.

     The trustee has not participated in the selection of the securities deposited in your trust and has no responsibility for the composition of the trust portfolio.

     Each unit initially offered represents an undivided interest in the related trust. To the extent that any units are redeemed by the trustee or additional units are issued as a result of additional securities being deposited by the sponsor, the fractional undivided interest in a trust represented by each unredeemed unit will increase or decrease accordingly, although the actual interest in such trust represented by such fraction will remain unchanged.
Units will remain outstanding until redeemed upon tender to the trustee by unitholders, which may include the sponsor, or until the termination of the trust agreement.

     A trust consists of (a) the securities listed under "Portfolio" in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales fee attributable to such failed contract to all unitholders on the next distribution date.

INVESTMENT OBJECTIVE AND POLICIES

     The objective of each trust is described in the prospectus in the individual trust sections. Each trust invests in a diversified portfolio consisting of the components described in the prospectus. There is, of course, no guarantee that a trust will achieve its objectives.

     Each trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

     The sponsor may not alter the portfolio of a trust by the purchase, sale or substitution of securities, except in special circumstances as provided in the trust agreement. Thus, the assets of a trust will generally remain unchanged under normal circumstances. The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the supervisor the retention of such securities would be detrimental to your trust.

     If a public tender offer has been made for a security or a merger, acquisition or similar transaction has been announced affecting a security, the trustee may either sell the security or accept a tender offer if the supervisor determines that the action is in the best interest of unitholders. The trustee will distribute any excess cash proceeds to unitholders.

     If your trust receives securities or other property, it will either hold the securities or property in the portfolio or sell the securities or property and distribute the proceeds. The sponsor may direct the reinvestment of security sale proceeds if the sale is the direct result of serious adverse credit factors which, in the opinion of the sponsor, would make retention of the securities detrimental to such trust. In such a case, the sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in your trust on the trust's inception date. The sponsor may also instruct the trustee to take action necessary to ensure that the portfolio continues to satisfy the qualifications of a regulated investment company for federal tax purposes if a trust has elected to be taxed as a regulated investment company.

     The trustee may sell securities, designated by the supervisor, from a trust for the purpose of redeeming units of such trust tendered for redemption and the payment of expenses.

     In addition, if a trust has elected to be taxed as a regulated investment company, the trustee may dispose of certain securities and take such further action as may be needed from time to time to ensure that a trust continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the Internal Revenue Code, and as may be needed from time to time to avoid the imposition of any tax on a trust or undistributed income of a trust as a regulated investment company.

     Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided herein, in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited.

     Because certain of the securities in certain of the trusts may from time to time under certain circumstances be sold or otherwise liquidated and because the proceeds from such events will be distributed to unitholders and will not be reinvested, no assurance can be given that a trust will retain for any length of time its present size and composition. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any security. In the event of a failure to deliver any security that has been purchased for a trust under a contract ("Failed Securities"), the sponsor is authorized under the trust agreement to direct the trustee to acquire other securities ("Replacement Securities") to make up the original corpus of such trust.

     The Replacement Securities must be purchased within 20 days after delivery of the notice that a contract to deliver a security will not be honored and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Securities. The Replacement Securities must be equity securities of the type selected for your trust and must not adversely affect the federal income tax status of the trust. Whenever a Replacement Security is acquired for a trust, the trustee shall notify all unitholders of the trust of the acquisition of the Replacement Security and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the Failed Security exceeded the cost of the Replacement Security. Once all of the securities in a trust are acquired, the trustee will have no power to vary the investments of the trust, i.e., the trustee will have no managerial power to take advantage of market variations to improve a unitholder's investment.

     If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the sponsor will refund the sales fee attributable to such Failed Securities to all unitholders of a trust and the trustee will distribute the cash attributable to such Failed Securities not more than 30 days after the date on which the trustee would have been required to purchase a Replacement Security. In addition, unitholders should be aware that, at the time of receipt of such cash, they may not be able to reinvest such proceeds in other securities at a return equal to or in excess of the return which such proceeds would have earned for unitholders of such trust.

     In the event that a Replacement Security is not acquired by a trust, the income for such trust may be reduced.

     To the best of the sponsor's knowledge, there is no litigation pending as of the trusts' inception in respect of any security that might reasonably be expected to have a material adverse effect on a trust. At any time after your trust's inception, litigation may be instituted on a variety of grounds with respect to the securities. The sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on your trust. The sponsor and the trustee shall not be liable in any way for any default, failure or defect in any security.

CLOSED-END FUNDS

     Closed-end funds are actively managed investment companies that invest in various types of securities. Closed-end funds issue shares of common stock that are generally traded on a securities exchange (although some closed-end fund shares are not listed on a securities exchange). Closed-end funds are subject to various risks, including management's ability to meet the closed-end fund's investment objective, and to manage the closed-end fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding closed-end funds or their underlying investments change.

     Shares of closed-end funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of closed-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

     Certain of the closed-end funds included in the trust may employ the use of leverage in their portfolios through the issuance of preferred stock. While leverage often serves to increase the yield of a closed-end fund, this leverage also subjects the closed-end fund to increased risks. These risks may include the likelihood of increased volatility and the possibility that the closed-end fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises.

RISK FACTORS

     MARKET RISK. Because the trust invests in securities, you should understand the risks of investing in securities before purchasing units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the securities (and therefore units) will fall. Securities are especially susceptible to general stock market movements. The value of securities often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of units will fluctuate with the value of the securities in the trust and may be more or less than the price you originally paid for your units. As with any investment, we cannot guarantee that the performance of the trust will be positive over any period of time. Because the trust is unmanaged, the Trustee will not sell securities in response to market fluctuations as is common in managed investments. In addition, because some trusts hold a relatively small number of securities, you may encounter greater market risk than in a more diversified investment.

     CLOSED-END FUNDS. The closed-end funds in the trust invest in various securities. As such, an investment in units of the trust should be made with an understanding of the risks of investing in both closed-end fund shares and such securities.

     Closed-end funds' portfolios are managed and their shares are generally listed on a securities exchange. The net asset value of closed-end fund shares will fluctuate with changes in the value of the underlying securities that the closed-end fund owns. In addition, for various reasons closed-end fund shares frequently trade at a discount from their net asset value in the secondary market. The amount of such discount from net asset value is subject to change from time to time in response to various factors. Closed-end funds' articles of incorporation may contain certain anti-takeover provisions that may have the effect of inhibiting a fund's possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including the trust) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund's net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those closed-end fund shares that were purchased by the trust at a premium. In the unlikely event that a closed-end fund converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to the trust since shares of open-end funds trade at net asset value. Certain closed-end funds may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund's board of directors to reduce a discount on its share price. To the extent that such a plan is implemented and shares owned by the trust are repurchased by a fund, the trust's position in that fund will be reduced and the cash will be distributed.

     The trust is prohibited from subscribing to a rights offering for shares of any of the closed-end funds in which it invests. In the event of a rights offering for additional shares of a fund, unitholders should expect that the trust will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund's net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder's shares of common stock should decrease as a result of the offer. If a fund's subscription price per share is below that fund's net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

     Closed-end funds may use leveraging in their portfolios. Leveraging can be expected to cause increased price volatility for those fund's shares, and as a result, increased volatility for the price of the units of the trust. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed.

     MUNICIPAL BONDS. Certain closed-end funds in the trust may invest in certain types of bonds described below. Accordingly, an investment in the trust should be made with an understanding of the characteristics of and risks associated with such bonds.

     Certain of the bonds in a closed-end fund may be general obligations of a governmental entity that are backed by the taxing power of such entity. Other bonds are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different bonds in a closed-end fund, both within a particular classification and between classifications, depending on numerous factors.

     Certain of the bonds in a closed-end fund may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be FHA insured or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under Section 103A of the Internal Revenue Code, which Section contains certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. Certain issuers of housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds.

     Certain of the bonds in a closed-end fund may be health care revenue bonds. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party pay or programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party pay or programs.

     Certain of the bonds in a closed-end fund may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the bonds in a closed-end fund to make payments of principal and/or interest on such bonds.

     Certain of the bonds in a closed-end fund may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances.

     Certain of the bonds in a closed-end fund may be industrial revenue bonds ("IRBs"). IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such bonds, even though no actual takeover or other action is ever contemplated or effected.

     Certain of the bonds in a closed-end fund may be obligations that are secured by lease payments of a governmental entity (hereinafter called "lease obligations"). Lease obligations are often in the form of certificates of participation. Although the lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult.

     Certain of the bonds in a closed-end fund may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds. General problems relating to college and university obligations include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

     Certain of the bonds in a closed-end fund may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. From time to time the air transport industry has experienced significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines have experienced severe financial difficulties. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

     Certain of the bonds in a closed-end fund may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; and administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds prior to the stated maturity of the bonds.

     Certain of the bonds in a closed-end fund may have been acquired at a market discount from par value at maturity. The coupon interest rates on discount bonds at the time they were purchased were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount bonds will be reduced. A bond purchased at a market discount and held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue.

     Certain of the bonds in a closed-end fund may be "zero coupon" bonds. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

     Certain of the bonds in a closed-end fund may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called bonds are used to pay for unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of bonds or may require the mandatory redemption of bonds include, among others: a final determination that the interest on the bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the bonds are issued on the issuer of the bonds or the user of the proceeds of the bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the bonds; an overestimate of the costs of the project to be financed with the proceeds of the bonds resulting in excess proceeds of the bonds which may be applied to redeem bonds; or an underestimate of a source of funds securing the bonds resulting in excess funds which may be applied to redeem bonds. The issuer of certain bonds in a closed-end fund may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call bonds in accordance with the stated redemption provisions of such bonds. In such a case the issuer no longer has the right to call the bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a bond at a time when the issuer of the bond might not have called a bond for redemption had it not sold such rights. No one can predict all of the circumstances which may result in such redemption of an issue of bonds. See also the discussion of single family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

     FOREIGN ISSUERS. Certain closed-end funds in the trust may invest in securities issued by foreign companies, an investment in the trust involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant securities, the possibility that the financial condition of the issuers of the securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the securities and thus in the value of the units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. In addition, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs in foreign securities markets are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the securities in the closed-end funds selected for the trust, the sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the trust.

     Securities issued by non-U.S. issuers generally pay income in foreign currencies and principally trade in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various securities.

     There can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the closed-end funds or the trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the trust and on the ability of the trust to satisfy its obligation to redeem units tendered to the trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the units.

     Investors should be aware that it may not be possible to buy all securities at the same time because of the unavailability of any security, and restrictions applicable to the trust relating to the purchase of a security by reason of the federal securities laws or otherwise.

     Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt securities by a closed-end fund in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these securities by a closed-end fund will generally be effected only in foreign securities markets. Investors should realize that the securities in the closed-end funds might be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the securities will be adversely affected if trading markets for the securities are limited or absent.

     EMERGING MARKETS. Certain of the closed-end funds held by your trust may invest in securities issued by companies headquartered or incorporated in countries considered to be emerging markets. Risks of investing in developing or emerging countries are even greater than the risks associated with foreign investments in general. These increased risks include, among other risks, the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

     SMALL AND MID-SIZE COMPANIES. Certain of the closed-end funds held by your trust may invest in stocks issued by small and mid-size companies. The share prices of these companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

     MASTER LIMITED PARTNERSHIPS. Certain of the closed-end funds held by your trust may invest in master limited partnerships ("MLPs"), which are limited partnership or limited liability companies that are generally taxed as partnerships whose interests are generally traded on securities exchanges. An MLP consists of a general partner and limited partners. The general partner manages the partnership, has an ownership stake in the partnership and is eligible to receive an incentive distribution. The limited partners provide capital to the partnership, have a limited (if any) role in the operation and management of the partnership and receive cash distributions. Most MLPs generally operate in the energy natural resources or real estate sector and are subject to the risks generally applicable to companies in those sectors. Those risks include, but are not limited to, commodity pricing risk, supply and demand risk, depletion risk and exploration risk. MLPs are also subject to the risk that authorities could challenge the tax treatment of MLPs for federal income tax purposes which could have a negative impact on the after-tax income available for distribution by such MLPs, the closed-end funds that hold the MLPs and/or the value of your units.

     HIGH-YIELD SECURITIES. The closed-end funds held by the trust may invest in "high-yield, high-risk" debt obligations or "junk" obligations. Risks associated with these securities may include increased credit risks and the risk that the value of the units will decline, and may decline precipitously, with increases in interest rates. In recent years there have been wide fluctuations in interest rates and thus in the value of debt obligations generally. Certain of the securities included in the funds in the trust may be subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated securities, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decrease values, but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high-yield, high-risk securities resulting in a higher incidence of defaults among high-yield, high-risk securities. A slowdown in the economy, or a development adversely affecting an issuer's creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both senior commercial bank debt and subordinated high-yield, high-risk securities, an increase in interest rates will increase that issuer's interest expense insofar as the interest rate on the bank debt is fluctuating. However, many leveraged issuers enter into interest rate protection agreements to fix or cap the interest rate on a large portion of their bank debt. This reduces exposure to increasing rates, but reduces the benefit to the issuer of declining rates. The sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.

     "High-yield" or "junk" securities, the generic names for securities rated below BBB by Standard & Poor's, or below Baa by Moody's, are frequently issued by corporations in the growth stage of their development, by established companies whose operations or industries are depressed or by highly leveraged companies purchased in leveraged buyout transactions. The market for high-yield securities is very specialized and investors in it have been predominantly financial institutions. High-yield securities are generally not listed on a national securities exchange. Trading of high- yield securities, therefore, takes place primarily in over-the-counter markets that consist of groups of dealer firms that are typically major securities firms. Because the high-yield security market is a dealer market, rather than an auction market, no single obtainable price for a given security prevails at any given time. Prices are determined by negotiation between traders. The existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. Not all dealers maintain markets in all high-yield securities. Therefore, since there are fewer traders in these securities than there are in "investment grade" securities, the bid-offer spread is usually greater for high-yield securities than it is for investment grade securities. The price at which the securities may be sold to meet redemptions and the value of the trust will be adversely affected if trading markets for the securities are limited or absent. If the rate of redemptions is great, the value of the trust may decline to a level that requires liquidation.

     Lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of lower-rated securities may not be as strong as that of other issuers. Moreover, if a security is recharacterized as equity by the Internal Revenue Service for federal income tax purposes, the issuer's interest deduction with respect to the security will be disallowed and this disallowance may adversely affect the issuer's credit rating. Because investors generally perceive that there are greater risks associated with the lower-rated securities in the funds in the trust, the yields and prices of these securities tend to fluctuate more than higher- rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of high-yield, high-risk securities may fluctuate more than the market value of higher-rated securities since these securities tend to reflect short-term credit development to a greater extent than higher-rated securities. Lower-rated securities generally involve greater risks of loss of income and principal than higher-rated securities. Issuers of lower-rated securities may possess fewer creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debtholders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. High-yield, high-risk securities are also affected by variables such as interest rates, inflation rates and real growth in the economy. Therefore, investors should consider carefully the relative risks associated with investment in securities that carry lower ratings.

     The value of the shares of the closed-end funds reflects the value of the portfolio securities, including the value (if any) of securities in default. Should the issuer of any security default in the payment of principal or interest, the closed-end funds in the trust may incur additional expenses seeking payment on the defaulted security. Because amounts (if any) recovered by the funds in payment under the defaulted security may not be reflected in the value of the fund shares until actually received by the funds, and depending upon when a unitholder purchases or sells his or her units, it is possible that a unitholder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

     High-yield, high-risk securities are generally subordinated obligations. The payment of principal (and premium, if any), interest and sinking fund requirements with respect to subordinated obligations of an issuer is subordinated in right of payment to the payment of senior obligations of the issuer. Senior obligations generally include most, if not all, significant debt obligations of an issuer, whether existing at the time of issuance of subordinated debt or created thereafter. Upon any distribution of the assets of an issuer with subordinated obligations upon dissolution, total or partial liquidation or reorganization of or similar proceeding relating to the issuer, the holders of senior indebtedness will be entitled to receive payment in full before holders of subordinated indebtedness will be entitled to receive any payment. Moreover, generally no payment with respect to subordinated indebtedness may be made while there exists a default with respect to any senior indebtedness. Thus, in the event of insolvency, holders of senior indebtedness of an issuer generally will recover more, ratably, than holders of subordinated indebtedness of that issuer.

     Obligations that are rated lower than "BBB" by Standard & Poor's, or "Baa" by Moody's, respectively, should be considered speculative as such ratings indicate a quality of less than investment grade. Investors should carefully review the objective of the trust and consider their ability to assume the risks involved before making an investment in the trust.

     CONVERTIBLE SECURITIES RISKS. The closed-end funds held by a trust may invest in convertible securities. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company, particularly when the stock price is greater than the convertible security's conversion price. The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security than by the market price of the underlying common stock. Thus, it may not decline in price to the same extent as the underlying common stock, and convertible securities generally have less potential for gain or loss than common stocks. However, mandatory convertible securities (as discussed below) generally do not limit the potential for loss to the same extent as securities convertible at the option of the holder. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company's common stockholders. Consequently, an issuer's convertible securities generally entail less risk than its common stock. However, convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations. In addition, contingent payment, convertible securities allow the issuer to claim deductions based on its nonconvertible cost of debt, which generally will result in deduction in excess of the actual cash payments made on the securities (and accordingly, holders will recognize income in amounts in excess of the cash payments received).

     Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for the potential loss.

     SENIOR LOANS. The closed-end funds held by a trust may invest in senior loans issued by banks, other financial institutions, and other investors to corporations, partnerships, limited liability companies and other entities to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. Senior loans in which the closed-end funds invest:

  *  generally are of below investment grade credit quality;

  *  may be unrated at the time of investment;

  * generally are not registered with the SEC or any state securities commission; and

  *  generally are not listed on any securities exchange.

     An investment by closed-end funds in senior loans involves risk that the borrowers under senior loans may default on their obligations to pay principal or interest when due. Although senior loans may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower's obligation in the event of non-payment or that such collateral could be readily liquidated. Senior loans are typically structured as floating rate instruments in which the interest rate payable on the obligation fluctuates with interest rate changes. As a result, the yield on closed-end funds investing in senior loans will generally decline in a falling interest rate environment and increase in a rising interest rate environment.

     The amount of public information available on senior loans generally will be less extensive than that available for other types of assets. No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans has developed over the past several years. Senior loans are thus relatively illiquid. Liquidity relates to the ability of a closed-end fund to sell an investment in a timely manner at a price approximately equal to its value on the closed-end fund's books. The illiquidity of senior loans may impair a closed-end fund's ability to realized the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by a large number of financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in the trust's net asset value.

     If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment by the closed-end funds may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. If a closed-end fund attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price a closed-end fund could get for the senior loan may be adversely affected.

     Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include a closed-end fund, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

     PREFERRED STOCK RISKS. The closed-end funds held by a trust may invest in preferred stocks. Preferred stocks may be susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, market liquidity, and global or regional political, economic or banking crises. Preferred stocks are also vulnerable to Congressional reductions in the dividends-received deduction which would adversely affect the after-tax return to the investors who can take advantage of the deduction. Such a reduction might adversely affect the value of preferred stocks in general. Holders of preferred stocks, as owners of the entity, have rights to receive payments from the issuers of those preferred stocks that are generally subordinate to those of creditors of, or holders of debt obligations or, in some cases, other senior preferred stocks of, such issuers. Preferred stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or senior preferred stocks will create prior claims for payment of principal and interest and senior dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its preferred stock or the rights of holders of preferred stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of preferred stocks is subject to market fluctuations for as long as the preferred stocks remain outstanding, and thus the value of the securities may be expected to fluctuate over the life of the trust to values higher or lower than those prevailing on the trust's inception date.

     TRUST PREFERRED SECURITIES RISKS. The closed-end funds held by a trust may invest in various preferred securities. Holders of trust preferred securities incur risks in addition to or slightly different than the typical risks of holding preferred stocks. Trust preferred securities are limited-life preferred securities that are typically issued by corporations, generally in the form of interest-bearing notes or preferred securities issued by corporations, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. The maturity and dividend rate of the trust preferred securities are structured to match the maturity and coupon interest rate of the interest-bearing notes, preferred securities or subordinated debentures. Trust preferred securities usually mature on the stated maturity date of the interest-bearing notes, preferred securities or subordinated debentures and may be redeemed or liquidated prior to the stated maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain circumstances at any time. Trust preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, distributions on the trust preferred securities are generally treated as interest rather than dividends for federal income tax purposes. Unlike most preferred stocks, distributions received from trust preferred securities are generally not eligible for the dividends received deduction. Certain of the risks unique to trust preferred securities include: (i) distributions on trust preferred securities will be made only if interest payments on the interest-bearing notes, preferred securities or subordinated debentures are made; (ii) a corporation issuing the interest-bearing notes, preferred securities or subordinated debentures may defer interest payments on these instruments for up to 20 consecutive quarters and if such election is made, distributions will not be made on the trust preferred securities during the deferral period; (iii) certain tax or regulatory events may trigger the redemption of the interest-bearing notes, preferred securities or subordinated debentures by the issuing corporation and result in prepayment of the trust preferred securities prior to their stated maturity date; (iv) future legislation may be proposed or enacted that may prohibit the corporation from deducting its interest payments on the interest-bearing notes, preferred securities or subordinated debentures for tax purposes, making redemption of these instruments likely; (v) a corporation may redeem the interest-bearing notes, preferred securities or subordinated debentures in whole at any time or in part from time to time on or after a stated call date; (vi) trust preferred securities holders have very limited voting rights; and (vii) payment of interest on the interest-bearing notes, preferred securities or subordinated debentures, and therefore distributions on the trust preferred securities, is dependent on the financial condition of the issuing corporation.

     REAL ESTATE INVESTMENT TRUSTS. The closed-end funds held by a trust may invest in securities issued by real estate investment trusts or other real estate-related investments. Many factors can have an adverse impact on the performance of a particular real estate investment trust or other real estate-related investments (a "REIT"), including its cash available for distribution, the credit quality of a particular REIT or the real estate industry generally. The success of REITs depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and share prices.

     Risks associated with the direct ownership of real estate include, among other factors,

  *  general U.S. and global as well as local economic conditions,

  *  decline in real estate values,

  *  the financial health of tenants,

  *  overbuilding and increased competition for tenants,

  *  oversupply of properties for sale,

  *  changing demographics,

  *  changes in interest rates, tax rates and other operating expenses,

  *  changes in government regulations,

  *  changes in zoning laws,

  * the ability of the owner to provide adequate management, maintenance and insurance,

  *  faulty construction and the ongoing need for capital improvements,

  *  the cost of complying with the Americans with Disabilities Act,

  * regulatory and judicial requirements, including relating to liability for environmental hazards,

  *  natural or man-made disasters,

  * changes in the perception of prospective tenants of the safety, convenience and attractiveness of the properties changes in neighborhood values and buyer demand, and

  * the unavailability of construction financing or mortgage loans at rates acceptable to developers.

     Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs.

     The value of REITs may also be affected by the downturn in the subprime mortgage lending market in the United States. Subprime loans have higher defaults and losses than prime loans. Subprime loans also have higher serious delinquency rates than prime loans. The downturn in the subprime mortgage lending market may have far-reaching consequences into many aspects and geographic regions of the real estate business, and consequently, the value of the trust may decline in response to such developments.

     You should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if a fund acquires REIT securities at or near the top of the cycle, there is increased risk of a decline in value of the REIT securities and therefore the value of the units. REITs are also subject to defaults by borrowers and the market's perception of the REIT industry generally.

     Because of their structure, and the legal requirement that they distribute at least 90% of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may have adversely affected REIT equity share market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially when REITs continue to issue stock when real estate prices are relatively high and stock prices are relatively low.

     The value of REITs may also be affected by the recent downturn in the housing and mortgage lending markets. In response, government authorities have initiated and may continue to engage in administrative and legislative action intended to address both short- and long-term difficulties facing the housing and mortgage lending markets and the broader economy. No one can predict the action that might be taken or the effect any action or inaction will have and it is possible that any actions taken by government authorities will not address or help improve the state of these difficulties as intended. The recent downturn and corresponding government action may have far reaching consequences into many geographic regions and, consequently, the value of securities in the portfolio may decline in response to such developments.

     DISCOUNT SECURITIES. Certain of the securities held by the closed-end funds in the trust may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount securities at the time they were purchased and deposited in the funds were lower than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any of the securities.

     PREMIUM SECURITIES. Certain of the securities held by the closed-end funds in the trust may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium securities at the time they were purchased by the fund were higher than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued and otherwise comparable securities decrease, the market premium of previously issued securities will be increased, and if such interest rates for newly issued comparable securities increase, the market premium of previously issued securities will be reduced, other things being equal. The current returns of securities trading at a market premium are initially higher than the current returns of comparable securities of a similar type issued at currently prevailing interest rates because premium securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium security at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed securities have an offering side valuation which represents a premium over par or for original issue discount securities a premium over the accreted value.

     ADDITIONAL DEPOSITS. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. In connection with these deposits, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because a trust will pay the associated brokerage fees and other acquisition costs.

TRUST ADMINISTRATION

     DISTRIBUTIONS TO UNITHOLDERS. Income received by a trust is credited by the trustee to the Income Account for the trust. All other receipts are credited by the trustee to a separate Capital Account for the trust. The trustee will normally distribute any income received by a trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. The trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it has elected to be taxed as a "regulated investment company" for federal tax purposes. Unitholders will receive an amount substantially equal to their pro rata share of the estimated net annual income distributions to be received by the trust. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per unit. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

     The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the unitholders' pro rata share of the estimated annual income distributions to be received by the trust after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business the selling broker-dealer provides such notice.

     The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the expenses of the trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust.
Amounts so withdrawn shall not be considered a part of a trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

     DISTRIBUTION REINVESTMENT. Unitholders may reinvest distributions into additional units of their trust without a sales fee. Your trust will pay any deferred sales fee and creation and development fee per unit regardless of any sales fee discounts. However, if you are eligible to receive a discount such that the sales fee you must pay is less than the applicable deferred sales fee and creation and development fee, you will be credited the difference between your sales fee and the deferred sales fee and the creation and development fee at the time you buy your units. Accordingly, if you reinvest distributions into additional units of your trust, you will be credited the amount of any remaining deferred sales fee and creation and development fee on such units at the time of reinvestment.

     STATEMENTS TO UNITHOLDERS. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

     The accounts of a trust are required to be audited annually, at the related trust's expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit would not be in the best interest of the unitholders of the trust. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, setting forth for the trust:

     (A)  As to the Income Account:

          (1) the amount of income received on the securities (including income received as a portion of the proceeds of any disposition of securities);

          (2) the amounts paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

          (3) the deductions, if any, from the Income Account for payment into the Reserve Account;

          (4) the deductions for applicable taxes and fees and expenses of the trustee, the depositor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

          (5) the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

          (6) the deductions for payment of the depositor's expenses of maintaining the registration of the trust units, if any;

          (7)  the aggregate distributions to unitholders; and

          (8) the balance remaining after such deductions and distributions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year;

     (B)  As to the Capital Account:

          (1) the net proceeds received due to sale, maturity, redemption, liquidation or disposition of any of the securities, excluding any portion thereof credited to the Income Account;

          (2) the amount paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

          (3) the deductions, if any, from the Capital Account for payments into the Reserve Account;

          (4) the deductions for payment of applicable taxes and fees and expenses of the trustee, the depositor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

          (5) the deductions for payment of the depositor's expenses of organizing the trust;

          (6) the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

          (7) the deductions for payment of deferred sales fee and creation and development fee, if any;

          (8) the deductions for payment of the depositor's expenses of maintaining the registration of the trust units, if any;

          (9)  the aggregate distributions to unitholders;  and

          (10) the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year; and

     (C)  the following information:

          (1) a list of the securities held as of the last business day of such calendar year and a list which identifies all securities sold or other securities acquired during such calendar year, if any;

          (2) the number of units outstanding on the last business day of such calendar year;

          (3) the unit value based on the last trust evaluation of such trust made during such calendar year; and

          (4) the amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for such distributions.

     RIGHTS OF UNITHOLDERS. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

     AMENDMENT AND TERMINATION. The trust agreement may be amended from time to time by the sponsor and trustee or their respective successors, without the consent of any of the unitholders, (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent with any other provision contained in the trust agreement, (ii) to make such other provision in regard to matters or questions arising under the trust agreement as shall not materially adversely affect the interests of the unitholders or (iii) to make such amendments as may be necessary (a) for a trust to continue to qualify as a regulated investment company for federal income tax purposes if the trust has elected to be taxed as such under the United States Internal Revenue Code of 1986, as amended, or (b) to prevent a trust from being deemed an association taxable as a corporation for federal income tax purposes if the trust has not elected to be taxed as a regulated investment company under the United States Internal Revenue Code of 1986, as amended. The trust agreement may not be amended, however, without the consent of all unitholders then outstanding, so as (1) to permit, except in accordance with the terms and conditions thereof, the acquisition hereunder of any securities other than those specified in the schedules to the trust agreement or (2) to reduce the percentage of units the holders of which are required to consent to certain of such amendments. The trust agreement may not be amended so as to reduce the interest in a trust represented by units without the consent of all affected unitholders. Except for the amendments, changes or modifications described above, neither the sponsor nor the trustee may consent to any other amendment, change or modification of the trust agreement without the giving of notice and the obtaining of the approval or consent of unitholders representing at least 66 2/3% of the units then outstanding of the affected trust. No amendment may reduce the aggregate percentage of units the holders of which are required to consent to any amendment, change or modification of the trust agreement without the consent of the unitholders of all of the units then outstanding of the affected trust and in no event may any amendment be made which would (1) alter the rights to the unitholders as against each other, (2) provide the trustee with the power to engage in business or investment activities other than as specifically provided in the trust agreement, (3) adversely affect the tax status of a trust for federal income tax purposes or result in the units being deemed to be sold or exchanged for federal income tax purposes or (4) unless a trust has elected to be taxed as a regulated investment company for federal income tax purposes, result in a variation of the investment of unitholders in the trust. The trustee will notify unitholders of the substance of any such amendment.

     The trust agreement provides that a trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date. If the value of a trust shall be less than the applicable minimum value stated in the prospectus (generally 40% of the total value of securities deposited in the trust during the initial offering period), the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained. A trust will be liquidated by the trustee in the event that a sufficient number of units of the trust not yet sold are tendered for redemption by the sponsor, so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If a trust is liquidated because of the redemption of unsold units by the sponsor, the sponsor will refund to each purchaser of units the entire sales fee paid by such purchaser.

     Beginning nine business days prior to, but no later than, the scheduled termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of a trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

     The sponsor will generally instruct the trustee to sell the securities as quickly as practicable during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

     Approximately thirty days prior to termination of a trust, the trustee will notify unitholders of the termination and provide a form allowing qualifying unitholders to elect an in-kind distribution. A unitholder who owns the minimum number of units described in the prospectus may request an in-kind distribution from the trustee instead of cash. The trustee will make an in-kind distribution through the distribution of each of the securities of a trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The unitholder will be entitled to receive whole shares of each of the securities comprising the portfolio of a trust and cash from the Capital Account equal to the fractional shares to which the unitholder is entitled. The trustee may adjust the number of shares of any security included in a unitholder's in-kind distribution to facilitate the distribution of whole shares. The sponsor may terminate the in-kind distribution option at any time upon notice to the unitholders. Special federal income tax consequences will result if a unitholder requests an in-kind distribution.

     Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

     The sponsor may, but is not obligated to, offer for sale units of a subsequent series of a trust at approximately the time of the mandatory termination date. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price that includes a reduced sales fee. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

     THE TRUSTEE. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 848-6468. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

     Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor.

     The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. In case at any time the trustee shall not meet the requirements set forth in the trust agreement, or shall become incapable of acting, or if a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the trustee in an involuntary case, or the trustee shall commence a voluntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or any receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for the trustee or for any substantial part of its property shall be appointed, or the trustee shall generally fail to pay its debts as they become due, or shall fail to meet such written standards for the trustee's performance as shall be established from time to time by the sponsor, or if the sponsor determines in good faith that there has occurred either (1) a material deterioration in the creditworthiness of the trustee or (2) one or more grossly negligent acts on the part of the trustee with respect to a trust, the sponsor, upon sixty days' prior written notice, may remove the trustee and appoint a successor trustee, as hereinafter provided, by written instrument, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     THE SPONSOR. The sponsor of the trust is TSC Distributors, LLC. TSC is registered under the Securities Exchange Act of 1934 as a broker-dealer. TSC is organized as a limited liability company under the laws of the State of Delaware. TSC is a member of the Financial Industry Regulatory Authority, Inc. The principal office of TSC is 10 High Street, Suite 701, Boston, Massachusetts 02110.

     If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, (b) terminate the trust agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

     THE EVALUATOR AND SUPERVISOR. Radiance Asset Management, LLC, an affiliate of the sponsor is evaluator for the trust. The evaluator and supervisor may resign or be removed by the sponsor and trustee in which event the sponsor or trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the trustee to each unitholder.

     LIMITATIONS ON LIABILITY. The sponsor, evaluator, and supervisor are liable for the performance of their obligations arising from their responsibilities under the trust agreement but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

     The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

     The trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

     TRUST EXPENSES. The sponsor will not charge a trust any fees for services performed as sponsor. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in your trust.

     The sponsor may receive a fee from your trust for creating and developing your trust, including determining the trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The amount of this "creation and development fee" is set forth in the prospectus. The trustee will deduct this amount from your trust's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

     The trustee receives for its services that fee set forth in the prospectus. The trustee's fee which is calculated and paid monthly is based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds.

     The supervisor will charge a trust a surveillance fee for services performed for the trust in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other unit investment trusts for which the sponsor or affiliates thereof acts as sponsor, supervisor, and/or evaluator and provides evaluation, supervisory and/or administrative and bookkeeping services, exceed the aggregate cost of providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

     For evaluation of the securities in a trust, the evaluator shall receive an evaluation fee in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other unit investment trusts for which the sponsor or affiliates thereof acts as sponsor, supervisor, and/or evaluator and provides evaluation, supervisory and/or administrative and bookkeeping services, exceed the aggregate cost of providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

     For providing bookkeeping and administrative services to a trust, Radiance Asset Management, LLC shall receive an administration fee in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other unit investment trusts for which the sponsor or affiliates thereof acts as sponsor, supervisor, and/or evaluator and provides evaluation, supervisory and/or administrative and bookkeeping services, exceed the aggregate cost of providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

     The trustee's fee, Radiance Asset Management, LLC's fee for providing bookkeeping and administrative services to your trust, supervisor's fee and evaluator's fee are deducted from the Income Account of the related trust to the extent funds are available and then from the Capital Account. Each such fee (other than any creation and development fee) may be increased without approval of unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

     The following additional charges are or may be incurred by your trust:
(a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses and reimbursement of the cost of advances to the trust for payment of expenses and distributions, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges;
(d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from negligence, bad faith or willful misconduct on its part or its reckless disregard of its obligations under the trust agreement;
(f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement; and (g) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by a trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. A trust may pay the costs of updating its registration statement each year.

PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION

     When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the sponsor to specify minimum amounts in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units.

PURCHASE, REDEMPTION AND PRICING OF UNITS

     PUBLIC OFFERING PRICE. Units of a trust are offered at the public offering price thereof. The public offering price per unit is equal to the net asset value per unit plus organization costs plus the applicable sales fee referred to in the prospectus. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the total creation and development fee. The sales fee as a percentage of the public offering price and the net amount invested is set forth in the prospectus. The deferred sales fee is a fixed dollar amount and will be collected in installments as described in the prospectus. The creation and development fee is a fixed dollar amount and will be collected at the end of the initial offering period as described in the prospectus. Units purchased after the initial deferred sales fee payment will be subject to the remaining deferred sales fee payments. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. Units sold or redeemed prior to such time as the entire applicable creation and development fee has been collected will not be assessed the remaining creation and development fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust. These costs include the cost of preparing the registration statement, a trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of a trust portfolio, legal fees and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, if earlier. Certain broker-dealers may charge a transaction fee for processing unit purchases.

     As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of regular trading on the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders received at or prior to the close of regular trading on the New York Stock Exchange on each such day as discussed in the prospectus. Orders received by the trustee, sponsor or authorized financial professionals for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price as discussed in the prospectus.

     Had units of a trust been available for sale at the close of business on the business day before the inception date of the trust, the public offering price would have been as shown under "Essential Information" in the prospectus. The public offering price per unit of a trust on the date of the prospectus or on any subsequent date will vary from the amount stated under "Essential Information" in the prospectus in accordance with fluctuations in the prices of the underlying securities. Net asset value per unit is determined by dividing the value of a trust's portfolio securities, cash and other assets, less all liabilities, by the total number of units outstanding. The portfolio securities are valued by the evaluator as follows: If the security is listed on a national securities exchange, the evaluation will generally be based on the last sale price on the exchange (unless the evaluator deems the price inappropriate as a basis for evaluation). If the security is not so listed or, if so listed and the principal market for the security is other than on the exchange, the evaluation will generally be made by the evaluator in good faith based on an appraisal of the fair value of the securities using recognized pricing methods.

     The foregoing evaluations and computations shall be made as of the close of regular trading on the New York Stock Exchange, on each business day commencing with your trust's inception date of the securities, effective for all sales made during the preceding 24-hour period.

     Although payment is normally made three business days following the order for purchase, payments may be made prior thereto. A person will become the owner of units on the date of settlement provided payment has been received. Cash, if any, made available to the sponsor prior to the date of settlement for the purchase of units may be used in the sponsor's business and may be deemed to be a benefit to the sponsor, subject to the limitations of the Securities Exchange Act of 1934.

     PUBLIC DISTRIBUTION OF UNITS. The sponsor intends to qualify the units for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Sales may be made to or through dealers at prices which represent discounts from the public offering price as set forth in the prospectus. Certain commercial banks may be making units available to their customers on an agency basis. The sponsor reserves the right to change the discounts from time to time.

     We may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell shares of units of this trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the our products. These arrangements will not change the price you pay for your units.

     The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

     PROFITS OF SPONSOR. The sponsor will receive gross sales fees equal to the percentage of the offering price of the units of such trusts stated in the prospectus and will pay a portion of such sales fees to dealers and agents. In addition, the sponsor may realize a profit or a loss resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to a trust. The sponsor may also realize profits or losses with respect to securities deposited in a trust which were acquired from underwriting syndicates of which the sponsor was a member. An underwriter or underwriting syndicate purchases securities from the issuer on a negotiated or competitive bid basis, as principal, with the motive of marketing such securities to investors at a profit. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily evaluation of the securities in a trust.

     MARKET FOR UNITS. After the initial offering period, while not obligated to do so, the sponsor may, subject to change at any time, maintain a market for units of a trust offered hereby and to continuously offer to purchase said units at the net asset value determined by the evaluator, provided that the repurchase price will not be reduced by any remaining creation and development fee or organization costs during the initial offering period. While the sponsor may repurchase units from time to time, it does not currently intend to maintain an active secondary market for units. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Unitholders who sell or redeem units prior to such time as the entire creation and development fee on such units has been collected will not be assessed the amount of the remaining creation and development fee at the time of such sale or redemption. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of a trust if the supply of units exceeds demand, or for other business reasons.

     REDEMPTION. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its unit investment trust division office. Unitholders must sign the request exactly as their names appear on the records of the trustee. Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee.

     Redemption shall be made by the trustee no later than the seventh day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of regular trading on the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in a trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Unitholders who sell or redeem units prior to such time as the entire creation and development fee on such units has been collected will not be assessed the amount of the remaining creation and development fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

     Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances, the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing interest shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

     Unitholders tendering units for redemption may request a distribution in kind (a "Distribution In Kind") from the trustee in lieu of cash redemption of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder meets the requirements stated in the prospectus and the unitholder has elected to redeem at least thirty days prior to the termination of a trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of a trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities. The in kind redemption option may be terminated by the sponsor at any time.

     The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in-kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

     The trustee is irrevocably authorized in its discretion, if the sponsor does not elect to purchase any unit tendered for redemption, in lieu of redeeming such units, to sell such units in the over-the-counter market for the account of tendering unitholders at prices which will return to the unitholders amounts in cash, net after brokerage commissions, transfer taxes and other charges, equal to or in excess of the redemption price for such units. In the event of any such sale, the trustee shall pay the net proceeds thereof to the unitholders on the day they would otherwise be entitled to receive payment of the redemption price.

     The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted;
(2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

     COMPUTATION OF REDEMPTION PRICE. The redemption price for units of each trust is computed by the evaluator as of the evaluation time stated in the prospectus next occurring after the tendering of a unit for redemption and on any other business day desired by it, by:

A. Adding: (1) the cash on hand in the trust other than cash deposited in the trust to purchase securities not applied to the purchase of such securities and (2) the aggregate value of each issue of the securities held in the trust as determined by the evaluator as described above;

B. Deducting therefrom (1) amounts representing any applicable taxes or governmental charges payable out of the trust and for which no deductions have been previously made for the purpose of additions to the Reserve Account; (2) an amount representing estimated accrued expenses, including but not limited to fees and expenses of the trustee (including legal and auditing fees), the evaluator, the sponsor and counsel, if any; (3) cash held for distribution to unitholders of record as of the business day prior to the evaluation being made; and (4) other liabilities incurred by the trust, provided that the redemption price will not be reduced by any remaining creation and development fee or organization costs during the initial offering period; and

C. Finally dividing the results of such computation by the number of units of the trust outstanding as of the date thereof.

     RETIREMENT PLANS. A trust may be suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. A trust will lower the minimum investment requirement for IRA accounts. Fees and charges with respect to such plans may vary.

     OWNERSHIP OF UNITS. Ownership of units will not be evidenced by certificates. Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

TAXATION

     The prospectus contains a discussion of certain U.S. federal income tax issues concerning your trust and the purchase, ownership and disposition of trust units. The discussion below supplements the prospectus discussion and is qualified in its entirety by the prospectus discussion. Prospective investors should consult their own tax advisors with regard to the federal tax consequences of the purchase, ownership, or disposition of trust units, as well as the tax consequences arising under the laws of any state, locality, non-U.S. country, or other taxing jurisdiction.

     The federal income tax summary below and in the prospectus is based in part on the advice of counsel to your trust. The Internal Revenue Service could disagree with any conclusions set forth in these discussions. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be held by your trust. This may not be sufficient for prospective investors to use for the purpose of avoiding penalties under federal tax law.

     If so indicated in the prospectus, your trust intends (i) to elect and (ii) to qualify annually as a regulated investment company under the Code and to comply with applicable distribution requirements so that it will not pay federal income tax on income and capital gains distributed to its unitholders.

     To qualify for the favorable U.S. federal income tax treatment generally accorded to regulated investment companies, your trust must, among other things,
(a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income derived with respect to its business of investing in such stock, securities or currencies, and net income from certain publicly traded partnerships; (b) diversify its holdings so that, at the end of each quarter of the taxable year,
(i) at least 50% of the market value of a trust's assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer generally limited for the purposes of this calculation to an amount not greater than 5% of the value of a trust's total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. government securities or the securities of other regulated investment companies) of any one issuer, or two or more issuers which a trust controls and are engaged in the same, similar or related trades or businesses, or the securities of certain publicly traded partnerships; and (c) distribute at least 90% of its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses but excludes net capital gain, if any) and at least 90% of its net tax-exempt interest income each taxable year.

     As a regulated investment company, your trust generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short term capital loss), if any, that it distributes to unitholders. The trusts intend to distribute to its unitholders, at least annually, substantially all of its investment company taxable income and net capital gain. If your trust retains any net capital gain or investment company taxable income, it will generally be subject to federal income tax at regular corporate rates on the amount retained. In addition, amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax unless, generally, your trust distributes during each calendar year an amount equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year, and (3) any ordinary income and capital gains for previous years that were not distributed during those years. To prevent application of the excise tax, your trust intends to make its distributions in accordance with the calendar year distribution requirement. Further, if your trust retains any net capital gain, the trust may designate the retained amount as undistributed capital gains in a notice to unitholders who, if subject to federal income tax on long-term capital gains (i) will be required to include in income for federal income tax purposes, as long-term capital gain, their share of such undistributed amount, and (ii) will be entitled to credit their proportionate share of the tax paid by the trust against their federal income tax liabilities if any, and to claim refunds to the extent the credit exceeds such liabilities. A distribution will be treated as paid on December 31 of the current calendar year if it is declared by your trust in October, November or December with a record date in such a month and paid by your trust during January of the following calendar year. These distributions will be taxable to unitholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

     If your trust failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the trust would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its unitholders) and all distributions out of earnings and profits would be taxed to unitholders as ordinary dividend income.

     If your trust is treated as holding directly or indirectly 10 percent or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders collectively own more than 50 percent of the vote or value of the stock of such corporation, the foreign corporation may be treated as a "controlled foreign corporation" (a "CFC") from a U.S. tax perspective. In such circumstances, your trust will be required to include certain types of passive income and certain other types of income relating to insurance, sales and services with related parties and oil related income in the trust's taxable income whether or not such income is distributed.

     If a trust holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its unitholders. A trust will not be able to pass through to its unitholders any credit or deduction for such taxes. A trust may be able to make an election that could ameliorate these adverse tax consequences. In this case, a trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, a trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax (described above). Dividends paid by PFICs are not treated as qualified dividend income.

PERFORMANCE INFORMATION

     Information contained in this Information Supplement or in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of a trust strategy or the actual performance of a trust may be included from time to time in other prospectuses or advertising material and may reflect sales fees and expenses of a trust. The performance of a trust may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales fee and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of stocks traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the Standard & Poor's 500 Index (an unmanaged diversified index of 500 stocks) or similar measurement standards during the same period of time.

                       CONTENTS OF REGISTRATION STATEMENT

     This Amendment to the Registration Statement comprises the following papers and documents:
     The facing sheet
     The prospectus
     The signatures
     The consents of the initial evaluator, independent public accountants and legal counsel

The following exhibits:

1.1    Trust Agreement.

1.1.1 Standard Terms and Conditions of Trust. Reference is made to Exhibit 1.1 to the Registration Statement on Form S-6 for TSC UITS 1
       (File No. 333-187971) as filed on October 8, 2013

1.2 Certificate of Formation of TSC Distributors, LLC. Reference is made to Exhibit A(6)(a) to the Registration Statement on Form N-8B-2 for TSC UITS (File No. 811-22719) as filed on November 21, 2012.

1.3 Limited Liability Company Operating Agreement for TSC Distributors, LLC. Reference is made to Exhibit A(6)(b) to the Registration Statement on Form N-8B-2 for TSC UITS (File No. 811-22719) as filed on
       November 21, 2012.

1.5 Form of Dealer Agreement. Reference is made to Exhibit 1.5 to the Registration Statement on Form S-6 for TSC UITS 1 (File No. 333-187971) as filed on October 8, 2013.

2.2 Code of Ethics. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for TSC UITS 1 (File No. 333-187971) as filed on October 8, 2013.

3.1    Opinion of counsel as to legality of securities being registered.

3.3    Opinion of counsel as to the Trustee and the Trust.

4.1    Consent of evaluator.

4.2    Consent of independent auditors.

6.1 List of Principals and Executive Officers of TSC Distributors, LLC. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 for TSC UITS 1 (File No. 333-187971) as filed on April 17, 2013.

7.1 Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 for TSC UITS 1 (File No. 333-187971) as filed on April 17, 2013.

                                   SIGNATURES

     The Registrant, TSC UITS 7, hereby identifies TSC UITS 1 and TSC UITS 3 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on September 15, 2014.

                                TSC UITS 7

                                By TSC DISTRIBUTORS, LLC, DEPOSITOR


                                By     /s/ TINA K. SINGH
                                  -----------------------------
                                         Tina K. Singh
                                    Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on September 15, 2014 by the following persons in the capacities indicated.

  Signature                                    Title

Tina Singh                          Chief Executive Officer of    )
                                    TSC Distributors, LLC         )

Jerome A. Vainisi                   General Principal of          )
                                    TSC Distributors, LLC         )

Rich Finelli                        Executive Officer of          )
                                    TSC Distributors, LLC         )

Neil Sullivan                       Managing Director of          )
                                    TSC Distributors, LLC         )

                                        By     /s/ TINA K. SINGH
                                          -----------------------------
                                                 Tina K. Singh
                                               Attorney-in-Fact*


     *An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as Exhibit 7.1.